Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited, you should at once pass this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(1) PROPOSED RMB SHARE ISSUE UNDER SPECIFIC MANDATE

(2) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

(3) NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 26 October 2021 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong is set out on pages EGM-1 to EGM-3 of this circular. A form of proxy for use at the extraordinary general meeting is published on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.cnoocltd.com). If you do not intend to be present in person at the EGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 36 hours before the time fixed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders of CNOOC Limited from attending and voting in person at the meeting or any adjourned meeting if they so wish.

In order to prevent the spread of COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company will implement certain precautionary measures at the extraordinary general meeting, details of which are set out in the section headed “Precautionary Measures for the EGM” in this circular. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the extraordinary general meeting as proxy to attend and vote on your behalf at the meeting or any adjournment thereof.

4 October 2021

PRECAUTIONARY MEASURES FOR THE EGM

In view of the ongoing COVID-19 pandemic and recent requirements for prevention and control of its spread, the Company will implement the following precautionary measures at the EGM to protect attending Shareholders, staff and other stakeholders from the risk of infection:

(i)	Compulsory body temperature checks will be conducted on every attending Shareholder, proxy and other attendees at the entrance of the EGM venue. Any person found to be suffering from a fever or otherwise unwell will be denied entry into the EGM venue or be required to leave the EGM venue.

(ii)	All attending Shareholders, proxies and other attendees are required to complete and submit at the entrance of the EGM venue a declaration form confirming their names and contact details, and be asked whether (a) they have travelled to, or to their best of knowledge had close contact with any person who has recently travelled to, areas outside Hong Kong at any time in the preceding 14 days of the EGM; and (b) they are subject to any compulsory quarantine prescribed by the Hong Kong Government. Any person who responds affirmatively to any one of the above questions will be denied entry into the EGM venue or be required to leave the EGM venue.

(iii)	All attendees are requested to wear surgical face masks at the EGM venue at all times, and to maintain a safe distance with other attendees.

(iv)	No refreshments will be provided.

To the extent permitted under applicable laws, the Company reserves the right to deny entry into the EGM venue or require any person to leave the EGM venue in order to ensure the safety of the attendees at the EGM.

In the interest of all stakeholders’ health and safety and in response to the recent guidelines on prevention and control of COVID-19 pandemic, Shareholders are reminded that physical attendance in person at the EGM is not necessary for the purpose of exercising voting rights. As an alternative, by completing the form of proxy in accordance with the instructions printed thereon, Shareholders may appoint the chairman of the EGM as proxy to attend and vote on the relevant resolutions at the EGM instead of attending the EGM or any adjournment thereof in person.

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- ii -

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms shall have the meanings set out below:

“Announcement”	the announcement dated 26 September 2021 made by the Company in relation to, among others, the RMB Share Issue, the Specific Mandate and related matters (including proposed amendments to the Articles of Association)
“Articles of Association”	the articles of association of the Company (as amended from time to time)
“Board”	the board of Directors of the Company
“Company”

CNOOC Limited (中國海洋石油有限公司), a company incorporated in Hong Kong with limited liability whose Shares are listed on the Hong Kong Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and the Toronto Stock Exchange

“CSDC”	China Securities Depository and Clearing Corporation Limited
“CSRC”	China Securities Regulatory Commission
“Director(s)”	director(s) of the Company
“EGM”	the extraordinary general meeting of the Company to be held on 26 October 2021 at 3:00 p.m. to consider and, if thought fit, approve, among other things, the proposed RMB Share Issue, the Specific Mandate and related matters (including proposed amendments to the Articles of Association), or any adjournment thereof
“Group”	the Company and its subsidiaries
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Share(s)”	the existing ordinary Share(s) which are listed on the Hong Kong Stock Exchange
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Hong Kong Stock Exchange Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)
“Latest Practicable Date”	27 September 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“Over-allotment Option”	the over-allotment option which may be exercised by the Company and the lead underwriter in respect of such number of RMB Shares not exceeding 15% of the number of RMB Shares to be issued initially under the RMB Share Issue
“PRC”	the People’s Republic of China
“Regulatory Approvals”	the approvals or decisions from the relevant regulatory authorities and governmental departments in the PRC (including but not limited to the CSRC, the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the CSDC)
“RMB”	Renminbi, the lawful currency of the PRC
“RMB Share Issue”	the Company’s proposed initial issue of no more than 2,600,000,000 RMB Shares (assuming no Over-allotment Option is exercised) or no more than 2,990,000,000 RMB Shares (assuming the Over-allotment Option is exercised in full), which will be listed on the main board of the Shanghai Stock Exchange
“RMB Share(s)”	the ordinary Share(s) to be subscribed for in RMB by target subscribers in the PRC, to be listed on the main board of the Shanghai Stock Exchange and traded in RMB
“Shanghai Stock Exchange”	the Shanghai Stock Exchange
“Shanghai Stock Exchange Listing Rules”	the Rules Governing the Listing of Securities on the Shanghai Stock Exchange 《( 上海證券交易所股票上市規則》) (as amended from time to time)
“Shareholder(s)”	the holder(s) of the Shares of the Company
“Share(s)”	issued share(s) of the Company
“Specific Mandate”	a specific mandate to be sought from the Shareholders at the EGM to allot and issue RMB Shares pursuant to the RMB Share Issue
“Takeovers Code”	the Code on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong (as amended from time to time)
“%”	per cent

LETTER FROM THE BOARD

The Board comprises:	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen
Executive Directors Xu Keqiang Xia Qinglong	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

Registered office: 65th Floor, Bank of China Tower 1 Garden Road, Central Hong Kong

4 October 2021

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RMB SHARE ISSUE UNDER SPECIFIC MANDATE

(2) PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

(3) NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

Reference is made to the Announcement in relation to, among others, the RMB Share Issue, the Specific Mandate and related matters (including proposed amendments to the Articles of Association).

LETTER FROM THE BOARD

The purpose of this circular is to provide you with details of the resolutions proposed to be considered and approved by you at the EGM and relevant information to enable you to make an informed decision on whether to vote for or against or abstain from voting at these resolutions. Such resolutions and information are set out in this letter from the Board.

2.	MATTERS TO BE RESOLVED AT THE EGM

(i)	Resolution on the RMB Share Issue and the Specific Mandate

An ordinary resolution will be proposed at the EGM to approve the RMB Share Issue and the Specific Mandate subject to obtaining the necessary Regulatory Approvals.

Details of the RMB Share Issue are set out as follows:

(a)	Class of RMB Shares :

:

Ordinary shares to be subscribed for in RMB by the target subscribers (as stated below), to be listed on the main board of the Shanghai Stock Exchange and traded in RMB. The RMB Shares and the Hong Kong Shares are of the same class.

The RMB Shares do not have a par value pursuant to section 135 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong).

(b)	Status of RMB Shares

:	The RMB Shares will rank pari passu with the existing Hong Kong Shares with the same rights to voting, dividend and return of assets.

(c)	Number of RMB Shares to be issued

:	The RMB Share Issue only involves issue of new shares, and will not involve sale of Shares by existing Shareholders. The Company proposes to initially issue not more than 2,600,000,000 RMB Shares, representing approximately 5.82% of the share capital of the Company as of the date of this circular, and approximately 5.50% of the enlarged share capital of the Company upon completion of the RMB Share Issue. The Company and the lead underwriter can exercise the Over-allotment Option to over-allot RMB Shares up to 15% of the initial size of the RMB Share Issue.

LETTER FROM THE BOARD

In the event of issue of bonus shares, capitalisation of capital reserve, exercise of share options, repurchase or other events of the Company prior to the RMB Share Issue, the number of RMB Shares to be issued will be adjusted accordingly.

(d)	Target subscribers

:	Target subscribers of the RMB Share Issue are natural persons and institutional investors (except for investors prohibited by applicable laws, regulations, rules and regulatory requirements from participating in the RMB Share Issue). If any of the aforementioned target subscribers of the RMB Share Issue are connected persons of the Company, the Company will take all reasonable measures to comply with the requirements under the Hong Kong Stock Exchange Listing Rules.

(e)	Method of issuance

:	The Company will adopt a combination of offline investors enquiry placing and online application for purchasing RMB Shares by qualified public investors, or such other methods of issuance as approved by the CSRC (including but not limited to placing to strategic investors).

(f)	Method of pricing

:	The price for the RMB Shares will be determined by feasible methods such as offline investor price enquiries in accordance with relevant laws, regulations, rules and regulatory requirements after taking into account of the domestic and overseas capital market conditions at the time of the RMB Share Issue, the actual situation of the Company and the interests of the Shareholders as a whole.

LETTER FROM THE BOARD

Pursuant to the Administrative Measures on Issue and Underwriting of Securities (CSRC Order No. 144) 《(證券發行與承銷管理辦法》（中國證監會令第144 號）) and other relevant requirements, where the price in an initial public offering of RMB shares is determined by way of price enquiries, after offline investors make offers, the issuer and the lead underwriter(s) shall disregard a portion of the highest offer price(s) among the total number of RMB shares intended to be subscribed for, provided that the portion disregarded shall not be less than 10% of the total number of RMB shares intended to be subscribed for by all offline investors, upon which the issue price shall be determined after discussions with reference to the remaining offers and the number of RMB shares intended to be subscribed for.

There is no prescribed restriction on the specific issue price of the RMB Shares under applicable laws and regulations.

(g)	Sponsor and lead underwriter

:	CITIC Securities Co., Ltd.

(h)	Method of underwriting

The method of underwriting for the RMB Share Issue will be standby underwriting by the lead underwriter.

(i)	Use of proceeds

:	The proceeds raised from the RMB Share Issue after deducting the issuance expenses will be used to develop the Company’s primary business. For further details, please refer to the sub-paragraph headed “Resolution on the use of proceeds from the RMB Share Issue” in this section.

(j)	Distribution plan of accumulated profits before the RMB Share Issue

:	The undistributed profits accumulated before the RMB Share Issue will be shared by existing and new Shareholders on a pro rata basis and in proportional to shareholding percentages after the RMB Share Issue.

(k)	Place and board of listing of RMB Shares

:	The RMB Shares will be listed on the main board of the Shanghai Stock Exchange.

LETTER FROM THE BOARD

(l)	Share registers

:	The RMB Shares will be registered on a separate register of members managed by CSDC. The RMB Shares will not be registered on the existing register of members of the Company maintained in Hong Kong (the “Hong Kong Share Register”).

Hong Kong Registrars Limited will continue to serve as the Hong Kong share registrar for the Hong Kong Shares traded on the Hong Kong Stock Exchange.

Due to current PRC legal restrictions, no movement of Shares will be allowed between the Hong Kong Share Register and the PRC Share Register.

The RMB Shares will not be able to be moved for trading in Hong Kong or to the Hong Kong Share Register.

(m)	Share depositories

:	The RMB Shares will be deposited with CSDC.

The Hong Kong Securities Clearing Company Limited (or its nominee or appointee) will continue to serve as the depository of the Hong Kong Shares traded on the Hong Kong Stock Exchange.

(n)	Non-fungibility between the RMB Shares and the Hong Kong Shares

:	The RMB Shares and the Hong Kong Shares will not be fungible.

(o)	Dividends

:	Dividends distributed by the Company in currencies other than RMB will be deposited into a designated account, converted into RMB and paid to the holders of RMB Shares.

(p)	Timing
:	The RMB Share Issue will be conducted upon approval of the CSRC. The specific issue date shall be determined by the Board or its authorised persons under the authorisation of the general meeting upon approval of the CSRC.

LETTER FROM THE BOARD

(q)	Valid period of the resolution
:	The resolution on the RMB Share Issue will be valid for 12 months from the date of approval at the general meeting.

The issue of the RMB Shares pursuant to the RMB Share Issue is conditional upon: (1) the grant of the proposed Specific Mandate by the Shareholders to the Board having been obtained at the EGM; and (2) the necessary Regulatory Approvals for the RMB Share Issue having been obtained.

The Board may or may not proceed with the RMB Share Issue, depending on a number of factors, such as market conditions. Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

After the RMB Share Issue, subject to the Articles of Association and exemptions from competent authorities, the Company will need to comply with applicable laws, rules and regulations of the PRC including but not limited to the Securities Law of the People’s Republic of China 《( 中華人民共和國證券法》), the Interim Measures on Administration of Initial Public Offering and Listing 《( 首次公開發行股票並上市管理辦法》), the Shanghai Stock Exchange Listing Rules, the Measures on Ongoing Supervision over the Innovative Enterprises after Issuance of Shares or Depository Receipts (Trial Implementation) 《( 創新企業境內發行股票或存託憑證上市後持續監管實施辦法（試行）》), the Opinions on the Pilot Programmes of Innovative Enterprises Issuing Stocks or Depositary Receipts in the Mainland of China 《( 關於開展創新企業境內發行股票或存託憑證試點若干意見》) and other applicable securities laws of the PRC. The Company’s PRC legal adviser and Hong Kong legal adviser are of the opinion that the RMB Share Issue would not contravene relevant laws, rules and regulations of the PRC (including Hong Kong), respectively.

(ii)	Resolution on authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue

An ordinary resolution will be proposed at the EGM to approve the authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue.

At the EGM, authorisation will be granted to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue, including but not limited to:

(1)	to issue and/or execute the application report, prospectus and other mandatory legal documents and other relevant documents relating to the RMB Share Issue;

(2)	to determine, through negotiation with the lead underwriter, the specific plan for the RMB Share Issue in accordance with the principles approved in general meeting, the requirements of the securities issuance regulatory authorities and based on the actual circumstances of the Company, including but not limited to the issue size, specific plan for the exercise of the Over-allotment Option, potential strategic placements (including proportions and placees), method of pricing, method of issuance, method of underwriting, time of issuance, target subscribers and material undertakings to be made by the Company; and to make corresponding adjustments to matters relating to the

LETTER FROM THE BOARD

specific plan for the RMB Share Issue (including the suspension and termination of the implementation of the issuance plan), save for matters required to be voted again in a general meeting pursuant to the requirements of relevant laws, regulations, regulatory documents and the Articles of Association;

(3)	to handle the matters in relation to the application for the RMB Share Issue, including but not limited to registration, filing, or obtaining approvals or consents from the relevant governmental departments, domestic and overseas regulatory authorities, the Shanghai Stock Exchange and clearing agency;

(4)	to draft, modify, supplement, execute, submit, publish, disclose, implement, suspend or terminate the agreements, contracts, announcements, circulars, statements, undertakings or other documents related to the RMB Share Issue (including but not limited to the prospectus, sponsor agreement, underwriting agreement, listing agreement and service agreements with professional parties); to engage and change auditors for the RMB Share Issue; and to determine and pay relevant fees related to the RMB Share Issue;

(5)	to make adjustments to the projects in which the proceeds to be raised from the RMB Share Issue are to be invested and the use of proceeds pursuant to the opinions of relevant domestic and overseas regulatory authorities with respect to the application for, and approval of, the RMB Share Issue as well as the actual circumstances of the Company, including but not limited to the specific uses of proceeds to be raised from the exercise of the Over-allotment Option and adjustments of the progress and proportion of investments of the proceeds in the relevant projects;

(6)	to analyse, consider and demonstrate the impacts of the RMB Share Issue on the Company’s immediate financial indicators and the Shareholders’ immediate returns in accordance with the requirements under relevant laws, regulations and requirements of the relevant regulatory authorities; to modify, enhance and implement relevant measures and policies according to the opinions of regulatory authorities and the market environments, and to handle other matters in this regard with full authority;

(7)	to determine the designated account for the deposit of proceeds to be raised before the RMB Share Issue as required and execute relevant documents;

(8)	to adjust and modify the Articles of Association, policies governing the procedures of meetings, and other corporate governance documents, relevant measures and undertakings as well as other application documents (including without limitation adjustments and modifications to expressions, sections, provisions and conditions of effect therein) that are amended or formulated for the purpose of the RMB Share Issue and have been considered and approved at the relevant Board meeting and the EGM, in accordance with the changes in the relevant laws, regulations and policies, the requirements and suggestions from the relevant government agencies and regulatory authorities, and the actual circumstances of the RMB Share Issue;

LETTER FROM THE BOARD

(9)	to deal with matters related to director and senior management liability insurance in accordance with the relevant requirements under the Code of Corporate Governance for Listed Companies (CSRC Announcement [2018] No. 29) （《上市公司治理準則》（監會公告[2018]29號);

(10)	to make corresponding adjustments to the RMB Share Issue and related matters pursuant to any new regulations or policies in relation to RMB-share issuance of red- chip companies promulgated by relevant securities regulatory authorities; and

(11)	subject to relevant laws and regulations, to handle other matters in relation to the RMB Share Issue, and authorise the chairman of the Board, any executive Director, the chief financial officer or any joint company secretary of the Company to handle, individually or collectively, the specific matters in relation to the RMB Share Issue set out above and execute relevant agreements or documents on behalf of the Company; and the relevant personnel shall report relevant material events to the Board in a timely manner.

The resolution on the authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue will be valid for 12 months from the date of approval at the EGM.

(iii)	Resolution on the plan for distribution of profits accumulated before the RMB Share Issue

An ordinary resolution will be proposed at the EGM to approve the plan for distribution of profits of the Company accumulated before the RMB Share Issue.

The profits of the Company accumulated before the RMB Share Issue will be shared by existing and new Shareholders on a pro rata basis and in proportional to shareholding percentages after the RMB Share Issue.

(iv)	Resolution on the plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue

An ordinary resolution will be proposed at the EGM to approve the plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue.

The Company has formulated the plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue in accordance with relevant laws, regulations and regulatory documents. Please refer to Appendix I to this circular for details.

(v)	Resolution on the profits distribution policy and dividend return plan for the three years after the RMB Share Issue

An ordinary resolution will be proposed at the EGM to approve the Company’s profits distribution policy and dividend return plan for the three years after the RMB Share Issue.

LETTER FROM THE BOARD

The Company has formulated the profits distribution policy and dividend return plan for the three years after the RMB Share Issue in accordance with the Notice on Further Implementation of Matters Relevant to the Cash Dividend Distribution of Listed Companies (CSRC Issue [2012] No. 37) 《( 關於進一步落實上市公司現金分紅有關事項的通知》（證監發[2012] 37號）), the Guidelines No. 3 on the Supervision and Administration of Listed Companies – Cash Dividend Distribution of Listed Companies (CSRC Announcement [2013] No. 43) 《( 上市公司監管指引第3號 — 上市公司現金分紅》（中國證監會公告 [2013] 43號）), the Notice on Differential Individual Income Tax Policies on Dividends and Bonuses of Listed Companies (Cai Shui [2015] No. 101) 《( 關於上市公司股息紅利差別化個人所得稅政策有關問題的通知》（財稅(2015)101號）), the Guidelines for the Distribution of Cash Dividends by Companies Listed on the Shanghai Stock Exchange 《( 上海證券交易所上市公司現金分紅指引》) and other relevant laws, regulations and regulatory documents after the RMB Share Issue. Such profits distribution policy and dividend return plan will, upon approval by the Shareholders at the EGM, take effect upon the listing of the RMB Shares on the main board of the Shanghai Stock Exchange. Please refer to Appendix II to this circular for details.

According to the Measures for the Administration of Cross-Border Funds of Depositary Receipts (Trial Implementation) (《存托憑證跨境資金管理辦法（試行）》) (the “Measures”) promulgated by the People’s Bank of China and the State Administration of Foreign Exchange of the PRC, an overseas issuer with depositary receipts listed in the PRC is required to comply with regulatory requirements in relation to its foreign exchange registration, opening of designated account for cross-border conversions, receipt and payment of funds as well as exchange between different currencies (including dividend distribution to holders of RMB Shares). The Measures also apply to overseas issuers with shares listed in the PRC. Accordingly, the Company plans to open a designated account in the PRC for the remittance, conversion and payment of dividend payable to holders of RMB Shares. Any dividend declared by the Company denominated in currencies other than RMB will be deposited into such designated account, converted to RMB and then distributed to holders of RMB Shares.

LETTER FROM THE BOARD

(vi)	Resolution on the use of proceeds from the RMB Share Issue

According to the Company’s operation needs, the proceeds to be raised by the Company from the RMB Share Issue will be used for the following development projects and working capital needs of the Company, deducting the issuance expenses:

		Proposed investment
		amount from
No.	Project name	proceeds to be raised (RMB million)
1.	Payara oil field development in Guyana	9,500

2.	Liuhua 11-1/4-1 oil field secondary development	6,500
3.	Liza oil field phase II in Guyana	5,000
4.	Lufeng oil fields development	3,500
5.	Lingshui 17-2 gas field development	3,000
6.	Lufeng 12-3 oil field development	1,000
7.	Qinhuangdao 32-6/Caofeidian 11-1 oil fields onshore power application construction project	1,000
8.	Luda 6-2 oil field development	500
9.	Replenishment of working capital	5,000
Total		35,000

Note: Final names of the above projects shall be based upon names approved by or filed with (if required) the government authorities.

The Company has conducted sufficient market research and feasibility study on the proposed use of proceeds mentioned above, which conforms to the Company’s development strategy, has good economic and social benefits and is in line with the Company’s existing scale of operation, financial condition, technical skills and management capabilities, and is beneficial to enhancing the Company’s capital strength, promoting the development of various businesses, improving the Company’s profitability, achieving the Company’s strategic development goals, and creating sustainable and stable returns for Shareholders and investors.

LETTER FROM THE BOARD

If the net proceeds actually raised from the RMB Share Issue (after deducting the issuance expenses) exceed the capital requirements of the relevant projects, the surplus amount will be used in the Company’s principal business after performing necessary procedures in accordance with relevant regulations. If the net proceeds actually raised from the RMB Share Issue (after deducting the issuance expenses) are less than the capital requirements of the relevant projects, the shortfall shall be covered by the Company with its self-raised funds.

In the event that the Over-allotment Option is exercised, the proceeds to be raised from the allotment and issuance of the additional RMB Shares pursuant to the exercise of the Over-allotment Option will be used for replenishing the Company’s working capital and other purposes permitted by applicable laws and regulations and the requirements of relevant securities regulatory authorities.

Before the proceeds to be raised from the RMB Share Issue are in place, the Company may make initial investments with self-raised funds according to the progress of the projects. After the proceeds are in place, the Company will first replace the initial investment funds and use the remaining proceeds to pay the outstanding investment amount of the projects.

(vii)	Resolution on the remedial measures for the dilution of immediate returns after the RMB Share Issue

An ordinary resolution will be proposed at the EGM to approve the remedial measures for the dilution of immediate returns after the RMB Share Issue.

For the purpose of the RMB Share Issue, the Company has formulated the remedial measures for the dilution of immediate returns after the RMB Share Issue. The remedial measures for the dilution of immediate returns after the RMB Share Issue will, upon approval by the Shareholders at the EGM, take effect upon the listing of the RMB Shares on the main board of the Shanghai Stock Exchange. Please refer to Appendix III to this circular for details.

(viii)	Resolution on the undertakings and the corresponding binding measures in connection with the RMB Share Issue

An ordinary resolution will be proposed at the EGM to approve the Company’s undertakings with respect to the RMB Share Issue and the corresponding binding measures.

To better protect the interests of the shareholders of the RMB Shares, the Company will provide undertakings with respect to the RMB Share Issue and propose corresponding binding measures in the event of failure to perform the relevant undertakings in accordance with applicable laws, regulations and regulatory requirements, including the requirements of the CSRC and other relevant authorities. The undertakings include, among others, the undertaking in relation to the truthfulness, accuracy and completeness of the contents contained in the listing application documents, the undertaking in relation to stabilisation of the price of RMB Shares, the undertaking in relation to dividend distribution policy, the undertaking in relation to remedial measures for the dilution of immediate returns, the undertaking in relation to repurchase of RMB shares fraudulently issued and listed, the undertaking in relation to legal liability for compensation, the undertaking in relation to governing laws and competent court, the undertaking in relation to disclosure of

LETTER FROM THE BOARD

shareholder information, the undertaking in relation to the consistency between the electronic application documents and the originals reserved, the undertaking on binding measures when failing to fulfill relevant undertakings and the undertaking in relation to no interference with the review.

(ix)	Resolution on the amendments to the Articles of Association

A special resolution will be proposed at the EGM to approve, subject to and conditional upon the approval of the RMB Share Issue and the Specific Mandate as described in the above sub- paragraph headed “Resolution on the RMB Share Issue and the Specific Mandate”, the proposed amendments to the Articles of Association as set forth in Appendix IV to this circular (the “Proposed Amendments”) and the adoption of the amended and restated Articles of Association incorporating the Proposed Amendments.

Based on the reasons set out below and taking into account the actual circumstances of the Company, it is proposed that amendments, among others, be made to the Articles of Association as follows:

(1)	to cater for the RMB Shares to be issued, provisions relating to the RMB Share Issue, listing, deposit, transfer and other matters relating to the RMB Shares are proposed to be added;

(2)	to satisfy the relevant requirements under the Opinions on the Pilot Programmes of Innovative Enterprises Issuing Stocks or Depositary Receipts in the Mainland of China 《( 關於開展創新企業境內發行股票或存託憑證試點若干意見》) and other applicable securities laws of the PRC that the overall level of investor protection offered by the Company should not be lower than what is required under the laws and regulations of the PRC, provisions relating to the respective authorities and duties of the Board and the general meetings of the Company, Shareholders’ rights to convene general meetings, the powers of the general meetings, the powers of the Board and other matters are proposed to be added or amended; and

(3)	to reflect certain changes under the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) that took effect since March 2014.

After the approval of the Proposed Amendments, the adoption of the amended and restated Articles of Association will take effect upon the listing of the RMB Shares on the main board of the Shanghai Stock Exchange. Prior to that, the Articles of Association currently in force shall apply. The relevant details of the Proposed Amendments are set forth in Appendix IV to this circular.

(x)	Resolution on the adoption of rules of procedures for the holding of general meetings

An ordinary resolution will be proposed at the EGM to approve the adoption of the rules of procedures for the holding of general meetings of the Company.

LETTER FROM THE BOARD

To satisfy the relevant requirements of laws, regulations and regulatory requirements in respect of the RMB Share Issue, a set of rules of procedures for the holding of general meetings of the Company is proposed to be adopted by the Shareholders. Such rules will take effect upon the listing of the RMB Shares on the main board of the Shanghai Stock Exchange. Please refer to Appendix V to this circular for details.

(xi)	Resolution on the adoption of rules of procedures for the holding of Board meetings

An ordinary resolution will be proposed at the EGM to approve the adoption of the rules of procedures for the holding of Board meetings.

To satisfy the relevant requirements of laws, regulations and regulatory requirements in respect of the RMB Share Issue, a set of rules of procedures for the holding of Board meetings is proposed to be adopted by the Shareholders. Such rules will take effect upon the listing of the RMB Shares on the main board of the Shanghai Stock Exchange. Please refer to Appendix VI to this circular for details.

(xii)	Resolution on dealing with matters related to director and senior management liability insurance

An ordinary resolution will be proposed at the EGM to approve the Company’s proposed dealing in matters related to director and senior management liability insurance.

In accordance with the relevant requirements under the Code of Corporate Governance for Listed Companies (CSRC Announcement [2018] No. 29) 《( 上市公司治理準則》（中國證監會公告 [2018]29號）), it is proposed to be approved by the Shareholders for the Company to deal with matters related to director and senior management liability insurance covering including but not limited to liabilities of the directors and senior management of the Company in connection with the issue and listing of the RMB Shares and subsequent performance of duties by the directors and senior management, and to authorise the Board and for the Board to authorise the chairman of the Board, any executive director, the chief financial officer and any joint company secretary of the Company to deal with (individually or collectively) matters related to the foregoing matters (including but not limited to determining the insurance company, amount, fees, premium and other terms; selecting and engaging insurance brokers or other intermediaries; signing relevant legal documents and dealing with other related matters) during the period that the RMB shares remain listed on the main board of Shanghai Stock Exchange.

3.	OTHER INFORMATION RELATED TO THE RMB SHARE ISSUE

(i)	Impact of the RMB Share Issue on the shareholding structure of the Company

For reference and illustration purposes only, assuming that the initial issue size of the RMB Share Issue is 2,600,000,000 RMB Shares and the Over-allotment Option is 15% of the initial issue size (i.e. 390,000,000 RMB Shares) which in aggregate amounts to the maximum number of 2,990,000,000 RMB Shares which could be issued pursuant to the RMB Share Issue, and all RMB Shares are issued to the public and there are no changes in the share capital of the Company after the Latest Practicable Date and prior to the completion of the RMB Share Issue, and to the best

LETTER FROM THE BOARD

knowledge of the Directors after reasonable enquiry, the shareholding structure of the Company both as of the Latest Practicable Date and immediately after the completion of the RMB Share Issue is set out as follows:

	As of the Latest Practicable Date		Immediately after the completion of the RMB Share Issue (assuming the initial issue size is 2,600,000,000 RMB Shares and no Over-allotment Option is exercised)		Immediately after the completion of the RMB Share Issue (assuming the initial issue size is 2,600,000,000 RMB Shares and the Over-allotment Option of 15% of the initial issue size is exercised in full)
	Number of Shares	Approximate percentage of the Company’s issued share capital (%)	Number of Shares	Approximate percentage of the Company’s issued share capital (%)	Number of Shares	Approximate percentage of the Company’s issued share capital (%)
RMB Shares to be
issued under the
proposed RMB
Share Issue	–	–	2,600,000,000	5.50	2,990,000,000	6.28
Hong Kong Shares	44,647,455,984	100.00	44,647,455,984	94.50	44,647,455,984	93.72
Core connected
persons	29,114,557,273	65.21	29,114,557,273	61.62	29,114,557,273	61.12
Public	15,532,898,711	34.79	15,532,898,711	32.88	15,532,898,711	32.60

Total	44,647,455,984	100.00	47,247,455,984	100.00	47,637,455,984	100.00

As of the Latest Practicable Date, according to the information available to the Company, the public held no less than approximately 34.79% of the Shares issued by the Company. Assuming that the issue of all the 2,600,000,000 RMB Shares under the RMB Share Issue is approved, no Over- allotment Option is exercised, and all RMB Shares are issued to persons who are not connected persons of the Company, the percentage of RMB Shares held by the public with respect to the total number of Shares after the RMB Share Issue is expected to be approximately 5.50%, the percentage of Hong Kong Shares held by the public with respect to the total number of Shares after the RMB Share Issue is expected to be approximately 32.88%, and the percentage of Shares (both RMB Shares and Hong Kong Shares in aggregate) held by the public with respect to the total number of Shares after the RMB Share Issue is expected to be approximately 38.38%.

(ii)	Fund raising activities in the past twelve months

The Company has not conducted any fund raising activities involving issue of equity securities in the past twelve months immediately preceding the Latest Practicable Date.

LETTER FROM THE BOARD

(iii)	Application for Listing

Conditional upon the grant of the proposed Specific Mandate by the Shareholders to the Board having been obtained at the EGM, an application for the RMB Share Issue will be made to the CSRC. The Company will make another application to the Shanghai Stock Exchange for the listing of, and permission to deal in, the RMB Shares on the main board of the Shanghai Stock Exchange after the CSRC approves the public offering of the RMB Shares. Pursuant to the waiver from strict compliance with the relevant provisions of the Hong Kong Stock Exchange Listing Rules granted by the Hong Kong Stock Exchange, the RMB Shares will not be listed on the Hong Kong Stock Exchange. For further details of such waiver, please refer to the section headed “Grant of waivers from strict compliance with certain provisions of the Hong Kong Stock Exchange Listing Rules – (1) One-off waiver relating to non-listing of the RMB Shares on the Hong Kong Stock Exchange” in this circular below.

(iv)	Reasons for and benefits of the RMB Share Issue

The Board considers that the RMB Share Issue will enable the Company to access the PRC capital market by way of equity financing and improve its capital structure while maintaining its international development strategy. The Board considers that the proposed RMB Share Issue will enhance the corporate image of the Company, better facilitate the Company’s capital expenditure needs, broaden the Company’s fund raising channels, improve the Company’s capital structure, and further strengthen the financial position of the Group and provide working capital to the Group.

The Board considers that the RMB Share Issue is in line with the interests of the Company and the Shareholders as a whole, and is beneficial to strengthening the sustainable development of the Company.

(v)	Grant of waivers from strict compliance with certain provisions of the Hong Kong Stock Exchange Listing Rules

For the purpose of the RMB Share Issue, the Company has applied for, and the Hong Kong Stock Exchange has granted, the following waivers from strict compliance with the relevant provisions of the Hong Kong Stock Exchange Listing Rules:

(1)	One-off waiver relating to non-listing of the RMB Shares on the Hong Kong Stock Exchange

As the RMB Shares will be of the same class as the Hong Kong Shares (i.e. both are ordinary Shares carrying the same rights) but will not be listed on the Hong Kong Stock Exchange, the Company has applied for, and the Hong Kong Stock Exchange has granted, a one-off waiver from strict compliance with Rules 8.20 and 13.26(1) of the Hong Kong Stock

LETTER FROM THE BOARD

Exchange Listing Rules so that there is no need to seek listing of the RMB Shares to be issued under the RMB Share Issue on the Hong Kong Stock Exchange under Rules 8.20 and 13.26(1) of the Hong Kong Stock Exchange Listing Rules, on the following conditions:

(a)	Rule 6.11 of the Hong Kong Stock Exchange Listing Rules is modified such that the requirements of obtaining the prior approval of shareholders and holders of any other class of listed securities (where applicable) for voluntary withdrawal of listing on the Hong Kong Stock Exchange shall apply to holders of the Hong Kong Shares only;

(b)	Rule 6.12 of the Hong Kong Stock Exchange Listing Rules is modified such that the requirement of obtaining the prior approval of shareholders for voluntary withdrawal of listing on the Hong Kong Stock Exchange by (i) at least 75% of the votes attaching to any class of listed securities held by holders voting either in person or by proxy at the meeting before voluntarily withdrawing its listing on the Hong Kong Stock Exchange; and (ii) the number of votes cast against the resolution is not more than 10% of the votes attaching to any class of listed securities held by holders permitted under Rule 6.12(1) of the Hong Kong Stock Exchange Listing Rules to vote in person or by proxy at the meeting, shall apply to holders of the Hong Kong Shares only;

(c)	Rule 6.15 of the Hong Kong Stock Exchange Listing Rules is modified such that the requirement of fulfilling shareholders’ approval requirements under the Takeovers Code for voluntary withdrawal of listing on the Hong Kong Stock Exchange shall apply to holders of Hong Kong Shares only;

(d)	Rule 13.36(2)(b) of the Hong Kong Stock Exchange Listing Rules is modified such that the Shareholders (including both holders of Hong Kong Shares and holders of RMB Shares) can by ordinary resolution in a general meeting give a general mandate to the Directors under which (i) the aggregate number of Hong Kong Shares allotted or agreed to be allotted must not exceed 20% of the number of the issued Hong Kong Shares as of the date of the resolution granting the general mandate; and (ii) the aggregate number of RMB Shares allotted or agreed to be allotted must not exceed 20% of the number of the issued RMB Shares as of the date of the resolution granting the general mandate; and

(e)	Rule 13.36(2)(b) of the Hong Kong Stock Exchange Listing Rules is further modified such that the Shareholders (including both holders of Hong Kong Shares and holders of RMB Shares) can by ordinary resolution in general meeting give a repurchase mandate to the Directors under which (i) only the Hong Kong Shares may be repurchased; and (ii) the maximum number of Hong Kong Shares repurchased by the Company since the granting of the general mandate will be 10% of the number of the issued Hong Kong Shares as of the date of the resolution granting the repurchase mandate.

LETTER FROM THE BOARD

Given this is a one-off waiver for the RMB Share Issue only, the Company would need to apply for waiver from Rules 8.20 and 13.26 of the Hong Kong Stock Exchange Listing Rules for any further issue of new RMB Shares.

(2)	Waiver relating to corporate communications

Under the relevant PRC rules and regulations, (i) the publication of corporate communications, including circulars, on the websites of the Shanghai Stock Exchange and the Company and through other prescribed communication channels such as specified PRC newspapers would constitute effective delivery to the holders of the RMB Shares; and (ii) the Company is not required to (a) seek an express and positive written confirmation from each holder of the RMB Shares that corporate communications may be made available using electronic means; and (b) physically send a circular to the holders of the RMB Shares.

Accordingly, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 2.07A of the Hong Kong Stock Exchange Listing Rules so that the requirements relating to corporate communications thereunder will apply only to the holders of the Hong Kong Shares.

(3)	Waiver relating to requirements for certification of transfers

Pursuant to the relevant regulatory requirements, the RMB Shares shall be listed and traded on the Shanghai Stock Exchange, and be registered and deposited with and settled through CSDC. Pursuant to the trading rules of the Shanghai Stock Exchange, trading in securities is conducted via a paperless, book entry based trading system, and there is no requirement under the Shanghai Stock Exchange Listing Rules to issue physical share certificates in respect of the RMB Shares as proof of title. CSDC adopts an electronic securities registration system, conducts registration onto the register of securities holders pursuant to the record of the securities accounts. The record issued by CSDC is the legal proof of security holders’ holding in shares.

Furthermore, the transfers of RMB Shares on the main board of the Shanghai Stock Exchange (“On-Exchange Transfers”) can be conducted by (i) centralised trading transfers (meaning transfers pursuant to transactions conducted between two parties holding Shanghai Stock Exchange stock accounts through the paperless trading platform of the Shanghai Stock Exchange, which does not involve any certificate, temporary documents or split renounceable documents); and (ii) non-centralised trading transfers (including but not limited to share transfers due to written agreements, inheritance, gift and property division, for which the relevant applicant must submit materials required by CSDC to complete the transfer, and CSDC will handle the transfer registration with respect to such non-centralised trading transfers of the RMB Shares.

LETTER FROM THE BOARD

Accordingly, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 13.58 of the Hong Kong Stock Exchange Listing Rules so that the requirements relating to certification of transfers to be completed within certain timeframes thereunder will apply only to the Hong Kong Shares and any transfer of RMB Shares other than On-Exchange Transfers.

(4)	Waiver relating to requirements for securities registration services

As CSDC will provide securities registration services to holders of the RMB Shares, and there is no need for certificate registration service given that the RMB Shares can be traded electronically on the Shanghai Stock Exchange and will not require a share certificate to evidence title, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rules 13.59 and 13.60 of the Hong Kong Stock Exchange Listing Rules so that the requirements relating to securities registration services thereunder will apply only to the Hong Kong Shares. To the best knowledge of the Company, the grant of the waiver would not impose undue risk to the Shareholders given the proposed RMB Share Issue is subject to Shareholders’ approval at the EGM.

4.	THE EGM

Approval of the Shareholders will be sought at the EGM for, among others, the proposed RMB Share Issue, the Specific Mandate and related matters (including proposed amendments to the Articles of Association). A notice convening the EGM is set out on pages EGM-1 to EGM-3 of this circular. Voting will be conducted by poll at the EGM as required under the Hong Kong Stock Exchange Listing Rules.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, none of the Shareholders has any material interest in the RMB Share Issue and no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the RMB Share Issue.

A form of proxy for use at the EGM is published on the websites of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.cnoocltd.com). Shareholders are requested to complete the form of proxy and return it to the Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong in accordance with the instructions printed thereon not less than 36 hours before the time fixed for holding the EGM or any adjournment thereof, if they do not intend to be present in person at the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM or any adjourned meeting if they so wish.

5.	CLOSURE OF REGISTER OF MEMBERS

For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 21 October 2021 (Thursday) to 26 October 2021 (Tuesday) (both days inclusive), during which period no transfer of Shares will be registered. In order to be eligible to attend and vote at the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by

LETTER FROM THE BOARD

the relevant Share certificate(s) must be lodged with the Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen’s Road East, Wan Chai, Hong Kong for registration not later than 4:30 p.m. on 20 October 2021 (Wednesday).

6.	RECOMMENDATIONS OF THE BOARD

The Directors are of the opinion that the resolutions mentioned above are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of such resolutions to be proposed at the EGM.

7.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Stock Exchange Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Dongjin Chairman

APPENDIX I	POLICY FOR STABILISATION OF THE PRICE OF THE RMB SHARES FOR THE THREE YEARS AFTER THE RMB SHARE ISSUE

CNOOC LIMITED

POLICY FOR STABILISATION OF THE PRICE OF RENMINBI ORDINARY SHARES (“RMB SHARES”) OF THE COMPANY FOR THE THREE YEARS AFTER THE INITIAL PUBLIC OFFERING AND LISTING OF THE RMB SHARES ON THE MAIN BOARD OF THE SHANGHAI STOCK EXCHANGE

In light of CNOOC Limited’s (hereinafter referred to as the “Company”) proposal for the initial public offering and listing of Renminbi ordinary shares (hereinafter referred to as the “RMB Shares”) on the main board of the Shanghai Stock Exchange (hereinafter referred to as the “RMB Share Issue”), the Company and its controlling shareholder, de facto controller, stipendiary directors (except independent non- executive directors) and senior management have formulated this policy for the stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue to protect the interests of the investors in accordance with the requirements under the Securities Law of the People’s Republic of China 《( 中華人民共和國證券法》), the Opinions of the China Securities Regulatory Commission on Further Promoting the Reform of New Share Offering Scheme (CSRC Announcement [2013] No. 42) 《( 中國證監會關於進一步推 進新股發行體制改革的意見》（中國證監會公告[2013] 42號）) and other applicable laws and regulations:

1.	PRINCIPLE FOR SHARE PRICE STABILISATION OF THE COMPANY

The Company will strive to maintain its normal operation and sustainable development, so as to deliver reasonable returns to all shareholders. In order to take into account the immediate benefits and long- term benefits of all shareholders, and to promote the healthy development of the Company and market stability, and if the share price of the Company triggers the specific conditions for initiating RMB Share price stabilisation measures, the Company and its controlling shareholder, de facto controller, stipendiary directors (except independent non-executive directors) and senior management will initiate relevant price stabilisation measures according to the relevant regulations of the Securities Law of the People’s Republic of China and the regulatory documents promulgated by the China Securities Regulatory Commission as well as the actual situations of the Company, to earnestly protect the legal interests of the investors, in particular, the minority investors.

2.	SPECIFIC CONDITIONS FOR INITIATING AND TERMINATING PRICE STABILISATION MEASURES

(1)	Initiating conditions: where the closing price of the RMB Shares has been lower than the audited net asset value per share of the Company at the end of the previous financial year (the aforesaid closing price shall be adjusted accordingly in the event of ex-rights or ex-dividend events, and this applies to the below section) for 30 consecutive trading days within the three years after the initial public offering and listing of the RMB Shares, which is not due to force majeure events, the Company shall initiate price stabilisation measures and shall make an announcement on the specific plan in advance.

APPENDIX I	POLICY FOR STABILISATION OF THE PRICE OF THE RMB SHARES FOR THE THREE YEARS AFTER THE RMB SHARE ISSUE

(2)	Terminating conditions: where the closing price of the RMB Shares has been higher than the audited net asset value per share of the Company at the end of the latest period for 5 consecutive trading days upon implementation of price stabilisation measures by the Company or relevant parties, or the relevant funds for increasing in shareholding or share repurchase have been used up, the implementation of price stabilisation measures shall be terminated.

3.	SPECIFIC MEASURES OF PRICE STABILISATION PLAN

When the abovementioned conditions for initiating price stabilisation measures are satisfied, the Company and relevant parties can take one or more of the following measures: (1) repurchase of RMB Shares by the Company; (2) increase in holding of RMB Shares by the controlling shareholder and de facto controller of the Company; (3) increase in holding of RMB Shares by stipendiary directors (except independent non-executive directors) and senior management; (4) other methods permitted by the securities regulatory authorities.

The measures mentioned in this policy, such as share repurchase and increase in shareholding, only apply to RMB ordinary Shares (RMB Shares).

Details of the above price stabilisation measures are as follows:

(1)	Repurchase of RMB Shares by the Company

Repurchase of RMB Shares by the Company shall be in compliance with the relevant laws and regulations, the rules of the securities regulatory authorities and stock exchanges in the places of listing, and the Articles of Association, etc. If the price stabilisation measures finally determined include RMB Share repurchase by the Company, the Company shall convene a meeting of the board of directors to discuss specific plans for stabilising the price of RMB Shares within 15 trading days from the date when the aforementioned conditions for initiating price stabilisation measures are satisfied, and implement the plans after the same are reviewed and approved by the board of directors; if such plans need to be reviewed and approved by the shareholders in general meeting, the Company shall also initiate the process. Where the Company has obtained a general mandate in the annual general meeting to the board to repurchase the RMB Shares, the board may implement the plan for RMB Share price stabilisation as reviewed and approved by the board within the scope of such mandate, and such plan is not subject to review at the general meeting.

The aggregate repurchase funds to be used by the Company for price stabilisation in a single financial year shall be no higher than 20% of the audited net profit attributable to shareholders of the parent company in the latest financial year.

If the abovementioned standard is exceeded, such price stabilisation measure shall no longer be implemented in the current year. However, if it is still necessary to initiate such price stabilisation measure in the next year, the Company will continue to implement the price stabilisation plan according to the principles mentioned above.

APPENDIX I	POLICY FOR STABILISATION OF THE PRICE OF THE RMB SHARES FOR THE THREE YEARS AFTER THE RMB SHARE ISSUE

(2)	Increase in holding of RMB Shares by the controlling shareholder and de facto controller

If the price stabilisation measures finally determined include increase in holding of RMB Shares by the controlling shareholder and de facto controller of the Company, and the increase in holding of RMB Shares by the controlling shareholder and de facto controller will not cause the Company to fail to meet the statutory listing conditions, the controlling shareholder and de facto controller shall increase their holding of public shares of the Company by way of bulk trade, centralised bidding and/or other legitimate means via the stock exchange according to the detailed price stabilisation plan and the commitment, and shall notify the Company in writing about the detailed plan for increase in holding of RMB Shares, while the Company shall make an announcement thereon.

The funds used by the controlling shareholder and de facto controller to increase its shareholding for the purpose of price stabilisation in a single financial year shall be no higher than 20% of the amount of cash dividends received by it from the Company in the previous year.

If the abovementioned standard is exceeded, such price stabilisation measure shall no longer be implemented in the current year. However, if it is still necessary to initiate such price stabilisation measure in the next year, the controlling shareholder and de facto controller will continue to implement the price stabilisation plan according to the principles above.

(3)	Increase in holding of RMB Shares by stipendiary directors (except independent non- executive directors) and senior management

If the price stabilisation measures finally determined include increase in holding of RMB Shares by stipendiary directors (except independent non-executive directors) and senior management, and the increase in holding of RMB Shares by the stipendiary directors (except independent non- executive directors) and senior management will not cause the Company to fail to meet the statutory listing conditions, the stipendiary directors (except independent non-executive directors) and senior management shall increase their holding of public shares of the Company by way of centralised bidding and/or other legitimate means via the stock exchange according to the detailed price stabilisation plan and their respective commitments, and shall notify the Company in writing about the detailed plan for increase in holding of RMB Shares, while the Company shall make an announcement thereon.

The funds used by the stipendiary directors (except independent non-executive directors) and senior management to increase their shareholdings for the purpose of price stabilisation in a single financial year shall be no higher than 10% of the total amount of remuneration, net of tax, received by them from the Company in the previous year.

APPENDIX I	POLICY FOR STABILISATION OF THE PRICE OF THE RMB SHARES FOR THE THREE YEARS AFTER THE RMB SHARE ISSUE

If the abovementioned standard is exceeded, such price stabilisation measure shall no longer be implemented in the current year. However, if it is still necessary to initiate such price stabilisation measure in the next year, the stipendiary directors (except independent non-executive directors) and senior management will continue to implement the price stabilisation plan according to the principles above.

During the valid period of this policy, the newly elected stipendiary directors (except independent non-executive directors) and newly appointed senior management shall perform the duties of stipendiary director (except independent non-executive directors) and senior management respectively as stipulated by this policy.

Within 120 trading days after the completion of any of the aforementioned measures for stabilisation of the price of the RMB Shares, the obligation of stabilisation of the price of the RMB Shares by the controlling shareholder or the de facto controller of the Company, the Company, the stipendiary directors (except independent non-executive directors) and senior management is automatically released. Starting from the 121st trading day after the completion of any of the aforementioned measures for stabilisation of the price of the RMB Shares, if the closing price of the Company’s RMB Shares is lower than the latest audited net asset value per share for 30 consecutive trading days, the conditions for initiating price stabilisation measures shall be deemed to be met again.

If, before the implementation of the Company’s price stabilization measures, the closing price of the Company’s RMB Shares no longer satisfies the initiating conditions for initiating price stabilisation measures, the Company can stop implementing the aforementioned price stabilization measures.

4.	BINDING MEASURES FOR FAILURE TO PERFORM THE PRESCRIBED OBLIGATIONS

The Company, its controlling shareholder and de facto controller, and its stipendiary directors (except independent non-executive directors) and senior management (collectively the “Responsible Persons”) shall comply with the letter of commitment on stabilising the share price of the Company’s RMB Shares issued by them and implement specific price stabilisation measures in accordance with this policy after the conditions for activating the price stabilisation measures are met. In violation of such commitment due to reasons other than force majeure, they undertake to take the following binding measures:

(1)	to publicly explain the specific reasons for not fulfilling the commitments in the media specified by the CSRC;

(2)	to take corresponding remedial measures or make supplementary or alternative commitments so as to protect investors’ interests to the greatest extent possible (relevant commitments shall comply with relevant approval and information disclosure processes stipulated by applicable laws, regulations and regulatory documents, the Articles of Association and relevant internal control policies);

APPENDIX I	POLICY FOR STABILISATION OF THE PRICE OF THE RMB SHARES FOR THE THREE YEARS AFTER THE RMB SHARE ISSUE

(3)	If losses are caused to investors as a result of the Responsible Persons’ failure to fulfill the relevant commitments, the Responsible Person shall be liable for compensation in accordance with the law.

(4)	If penalties or decisions are imposed by relevant institutions or departments as a result of the failure to fulfill the relevant commitments, the Responsible Persons will strictly enforce such penalties/decisions in accordance with the law.

5.	REQUIREMENTS ON REPURCHASE OR INCREASE IN HOLDING OF RMB SHARES

The implementation and information disclosure of the above price stabilisation plans shall comply with the requirements under the Securities and Futures Ordinance of Hong Kong, the Securities Law of the PRC and the relevant regulations and regulatory legal documents promulgated by the CSRC, the Shanghai Stock Exchange, The Hong Kong Stock Exchange and other competent regulatory authorities in the places of listing, without violation of the timing limits on increase in holding or repurchase of RMB Shares under the relevant regulations and regulatory legal documents. Furthermore, the shareholding distribution of the Company upon implementation of the above price stabilisation plans shall meet the listing conditions.

6.	THIS POLICY SHALL TAKE EFFECT FROM THE DATE OF LISTING OF THE RMB SHARES UPON REVIEW AND APPROVAL BY THE BOARD AND GENERAL MEETINGS OF THE COMPANY.

APPENDIX II	PROFITS DISTRIBUTION POLICY AND DIVIDEND RETURN PLAN FOR THE THREE YEARS AFTER THE RMB SHARE ISSUE

CNOOC LIMITED

THE COMPANY’S PROFITS DISTRIBUTION POLICY AND SHAREHOLDERS’ DIVIDEND RETURN PLAN FOR THE THREE YEARS AFTER THE INITIAL PUBLIC OFFERING AND LISTING OF RENMINBI ORDINARY SHARES (RMB SHARES) ON THE MAIN BOARD OF THE SHANGHAI STOCK EXCHANGE

CNOOC Limited (hereinafter referred to as the “Company”) plans to apply for the initial public offering and listing of Renminbi ordinary shares (hereinafter referred to as the “RMB Shares”) on the main board of the Shanghai Stock Exchange in the PRC (hereinafter referred to as the “RMB Share Issue”). In order to ensure the stability of profits distribution policy, further improve the transparency and operability of profits distribution decisions, and protect the investors’ legitimate rights and interests, the Company has formulated this profits distribution policy and this dividend return plan for the three years after the RMB Share Issue in accordance with the requirements under the laws, regulations and regulatory documents, including the Securities Law of the People’s Republic of China 《( 中華人民共和國證券法》), the Notice of China Securities Regulatory Commission on Further Implementation of Cash Dividends of Listed Companies 《( 中國證券監督管理委員會關於進一步落實上市公司現金分紅有關事項的通知》), Guidelines No. 3 on the Supervision and Administration of Listed Companies - Distribution of Cash Dividends of Listed Companies 《( 上市公司監管指引第3號－上市公司現金分紅》), and the Articles of Association of CNOOC Limited (hereinafter referred to as the Articles of Association) as well as the actual circumstances of the Company.

I.	PROFITS DISTRIBUTION POLICY

1.	Profits distribution principle of the Company

The Company shall implement a sustainable and stable profits distribution policy. The Company shall pay attention to the investors’ reasonable return on investment and give consideration to the Company’s sustainable development.

2.	Forms of profits distribution of the Company

The Company can distribute profits in cash, stock, the combination of cash and stock, or such other forms as permitted by laws, regulations and regulatory documents. Cash dividend should be preferred for profits distribution where conditions therefor are satisfied.

3.	Cash dividend conditions of the Company

The Company shall satisfy the following conditions when distributing cash dividends:

APPENDIX II	PROFITS DISTRIBUTION POLICY AND DIVIDEND RETURN PLAN FOR THE THREE YEARS AFTER THE RMB SHARE ISSUE

1)	the undistributed profits of the Company are positive; the profits and distributable profits (i.e. after-tax profits after the Company has covered the deficits and set aside reserved funds) of the Company in the relevant year are positive; the Company’s cash flow will still be able to meet the needs of going concern and long-term development after distributing cash dividends; and

2)	such other cash dividend conditions specified in laws, regulations and regulatory documents.

4.	Time interval of cash dividends of the Company

Upon satisfying the cash dividend conditions, the Company can distribute cash dividends twice a year in principle.

The board of the Company shall take into account the industrial characteristics, development stage, business model, profitability, any major capital expenditure etc., distinguish the following situations, and formulate differentiated cash dividend policies according to the procedures specified in the Articles of Association after the cash dividend conditions are satisfied:

1)	The proportion of cash dividends shall be at least 80% of the profits to be distributed when the Company’s development is at a mature stage without major capital expenditure arrangement;

2)	The proportion of cash dividends shall be at least 40% of the profits to be distributed when the Company’s development is at a mature stage with major capital expenditure arrangement;

3)	The proportion of cash dividends shall be at least 20% of the profits to be distributed when the Company’s development is at a growing stage with major capital expenditure arrangement;

4)	The above provision can be adopted if the Company’s development stage cannot be determined but with major capital expenditure arrangement.

5.	Conditions for distributing stock dividends

When the Company is in good business conditions, and the board considers that the Company’s stock price does not match with the scale of its share capital, the net asset value per share is too high, and the distribution of stock dividends is beneficial to the overall interests of the shareholders of the Company, the board can propose the implementation of the stock dividend distribution plan. Practical and reasonable factors such as the Company’s growth and the dilution of net asset value per share shall be taken into account for the decision on stock dividend distribution.

APPENDIX II	PROFITS DISTRIBUTION POLICY AND DIVIDEND RETURN PLAN FOR THE THREE YEARS AFTER THE RMB SHARE ISSUE

6.	The decision-making procedures and mechanism of profits distribution

The board of the Company will formulate a specific profits distribution plan of the Company in accordance with the articles of association of the Company and the profits distribution policy specified in this document. The profits distribution plan can only be implemented after being approved in accordance with the procedures stipulated in the articles of association of the Company.

7.	The decision-making procedures and mechanism of profit distribution policy adjustment

When the Company considers it necessary to adjust or change the profits distribution policy, the revised profits distribution policy should be approved in accordance with the procedures stipulated by the relevant policies before it can be implemented.

II.	SHAREHOLDERS’ DIVIDEND RETURN PLAN FOR THE THREE YEARS AFTER THE RMB SHARE ISSUE

After completing the RMB Share Issue, the Company will pay further attention to the reasonable return on investment of investors, and give consideration to sustainable development of the Company in the future. Therefore, upon satisfying the cash dividend conditions, and on the basis that the Company can maintain its going concern and long-term development, the cumulative cash dividends to be distributed in the coming three years shall not be lower than 30% of the annual average distributable profits realised in these three years.

The Company is at a rapid development stage and will remain to be so in the next three years. Its continuous productivity expansion needs more capital investments. Meanwhile, the productivity expansion also leads to greater demand of working capital. Therefore, the Company needs to reserve sufficient cash to meet the needs of business development.

APPENDIX III	REMEDIAL MEASURES FOR THE DILUTION OF IMMEDIATE RETURNS AFTER THE RMB SHARE ISSUE

CNOOC LIMITED

REMEDIAL MEASURES FOR THE DILUTION OF IMMEDIATE RETURNS BY THE INITIAL PUBLIC OFFERING AND LISTING OF RENMINBI ORDINARY SHARES (RMB SHARES) ON THE MAIN BOARD OF THE SHANGHAI STOCK EXCHANGE

Considering that the initial public offering and listing of RMB ordinary shares (hereinafter referred to as the “RMB Shares”) of CNOOC Limited (hereinafter referred to as the “Company”) on the main board of the Shanghai Stock Exchange (hereinafter referred to as the “RMB Share Issue”) may lead to reduced immediate return of the investors, the Company has devised the following measures to compensate for the diluted immediate return in accordance with the relevant requirements of the laws, regulations and regulatory documents, including the Opinions of the General Office of the State Council on Further Strengthening the Work of Protection of the Legitimate Rights and Interests of Minority Investors in the Capital Markets (G.B.F.[2013] No. 110) 《( 國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》(國辦發[2013]110號)) and the Announcement No. 31 [2015] of the CSRC - Guiding Opinions on Matters Concerning the Dilution of Immediate Return in Initial Public Offering, Refinancing and Material Asset Restructuring (中國證券督管理委員會《關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導意見》(證監會公告[2015]31號)):

I.	RISK ALERT ON DILUTION OF IMMEDIATE RETURNS AS A RESULT OF THE RMB SHARE ISSUE

After the completion of the RMB Share Issue, as the Company receives the proceeds, its share capital and net assets will increase. There will be a time gap between the Company’s investment with the proceeds and return on such investments and therefore, before the proceeds could produce full benefits, there is a risk of decrease in the Company’s financial indicators such as earnings per share.

II.	THE COMPANY’S MEASURES TO COMPENSATE FOR THE DILUTED IMMEDIATE RETURN AFTER THE RMB SHARE ISSUE

The Company undertakes to improve its profitability and profit level through the following measures, so as to compensate for the diluted immediate return and enhance its ability to provide consistent returns.

1.	Perfecting profits distribution policy and increasing investors’ return

The Company shall amend the Articles of Association of CNOOC Limited and formulate the Profits Distribution Policy and Dividend Return Plan for the Three Years after the Initial Public Offering and Listing of Renminbi Ordinary Shares (RMB Shares) on the main board of the Shanghai Stock Exchange of CNOOC Limited, and make specific planning and arrangement for the profit distribution. The Company attaches importance to reasonable and stable investment returns for investors in formulating profit distribution policy and future dividend return plan. After completing the RMB Share Issue, the Company shall strictly enforce the relevant provisions in the foregoing

- III-1 -

APPENDIX III	REMEDIAL MEASURES FOR THE DILUTION OF IMMEDIATE RETURNS AFTER THE RMB SHARE ISSUE

documents, listen to the opinions and suggestions of investors, especially minority shareholders and independent non-executive directors, continuously improve the Company’s profit distribution policy and strengthen returns to investors.

2.	Actively promoting the implementation of the development strategy of the Company and improving the Company’s core competitiveness

The proceeds from the RMB Share Issue will be used to develop the Company’s principal business, which is beneficial to expanding the business scale of the Company and achieving and maintaining the long-term interests of shareholders.

The Company makes effective use of the proceeds raised to further accelerate the release of existing project benefits and enhance sustainable development capabilities to mitigate the impact of the decline in shareholders’ immediate returns. The Company will adopt market-oriented measures to promote the Company’s high-quality development and ensure the Company’s sustained and steady growth in its operating performance.

3.	Accelerating the progress of investment projects and enhancing management of proceeds

The proceeds from the RMB Share Issue shall be invested in projects related to the Company’s principal business, which is conductive to improving the Company’s competitiveness and profitability. Once the proceeds from the RMB Share Issue are available, the Company will accelerate the implementation of investment projects to achieve the expected benefits as soon as possible. Meanwhile, the Company will strengthen proceeds management and standardize the use of proceeds under the requirements of relevant laws and regulations including the Articles of Association of CNOOC Limited, the Measures for the Management of Proceeds of CNOOC Limited, to ensure that the proceeds can achieve the expected income according to intended use.

4	Enhancing corporate governance and strengthening internal control construction of the Company

The Company will continuously enhance its corporate governance structure, make efforts to strengthen the internal control construction, improve and optimize business management and investment decision-making procedures, and improve daily business efficiency. The Company will also ensure that its shareholders can fully exercise their rights, the board of directors can exercise its functions and powers, and make scientific, prompt and prudent decisions in accordance with the provisions in laws, regulations, and the Articles of Association of CNOOC Limited, and the independent non-executive directors can perform their duties diligently and protect the overall interests of the Company, especially the legitimate rights and interests of public shareholders.

Although the Company has formulated remedial measures to deal with the risk of dilution of immediate returns, the above measures do not guarantee the Company’s future profits due to the internal and external risks the Company expose during its operations. Investors should not make investment decisions on this basis. Investors who make investment decisions on this basis and cause losses, the Company will not be liable for compensation.

- III-2 -

APPENDIX III	REMEDIAL MEASURES FOR THE DILUTION OF IMMEDIATE RETURNS AFTER THE RMB SHARE ISSUE

III.	BINDING MEASURES SHOULD THE COMMITMENTS BE VIOLATED

The Company will take active measures to compensation for the diluted immediate return. If it violates the relevant commitments due to reasons other than force majeure, it will undertake the following binding measures:

(1)	to publicly explain the specific reasons for not fulfilling the commitments in the media specified by the CSRC;

(2)	to take corresponding remedial measures or make supplementary or alternative commitments so as to protect investors’ interests to the greatest extent possible (relevant commitments shall comply with relevant approval and information disclosure processes stipulated by applicable laws, regulations, regulatory documents, the Articles of Association and relevant internal control policies);

(3)	If losses are caused to investors as a result of the Company’s failure to fulfill the relevant commitments, the Responsible Person shall be liable for compensation in accordance with the law.

(4)	If penalties or decisions are imposed by relevant institutions or departments as a result of the failure to fulfill the relevant commitments, the Company will strictly enforce such penalties/ decisions in accordance with the law.

- III-3 -

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
Nil

THE COMPANIES ORDINANCE (CHAPTER 32)

Private Company Limited by Shares MEMORANDUM OF ASSOCIATION OF CNOOC LIMITED (中國海洋石油有限公司)

First: The name of the Company is CNOOC Limited (中國海洋石油有限公司).

Second: The Registered Office of the Company will be situated in Hong Kong.

Third: The Company has the capacity and the rights, powers and privileges of a natural person and in addition and without limit, the Company may do anything which it is permitted or required to do by any enactment or rule of law.

Fourth: The liability of the members is limited.

Fifth: The Share Capital of the Company is HK$10,000.00 divided in 100,000 shares of HK$0.10 each and the Company shall have power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified, or other special rights, privileges, restrictions or conditions.

Nil

~~TH E COMPANIE S ORDINANCE (CHAPTER 32~~)

~~Private Company Limited by Shares MEMORANDUM OF ASSOCIATION OF CNOOC LIMITED (中國海洋石油有限公司~~)

~~Firs~~t: ~~The name of the Company is CNOOC Limited (中國海洋石油有限公司)~~.

~~Second~~: ~~The Registered Office of the Company will be situated in Hong Kong~~.

~~Third~~: ~~The Company has the capacity and the rights, powers and privileges o~~f ~~a natural person and in addition and without limit, the Company may do anything which it is permitted or required to do by any enactment or rule of law~~.

~~Fourth~~: ~~The liability of the members is limited~~.

~~Fifth~~: ~~The Share Capital of the Company is HK$10,000.00 divided in 100,000 shares of HK$0.10 each and the Company shall have power to divide the original or any increased capital into severa~~l ~~classes, and to attach thereto any preferential, deferred, qualified, o~~r ~~other special rights, privileges~~, ~~restrictions or conditions~~.

Nil
	The rest of the memorandum of association	Nil	Delete the rest of the memorandum of association	Nil

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
1	Preliminary The regulations in Table A in the First Schedule to the Ordinance shall not apply to the Company.	1

~~Preliminary~~ EXCLUSION OF TABLE A ETC.

The regulations contained in Table A in the First Schedule to the predecessor of the Ordinance (i.e. Chapter 32 of the Laws of Hong Kong as in force from time to time before the commencement date of section 147 of Schedule 9 to the Ordinance) and in Schedule 1 to the Companies (Model Articles) Notice (Chapter 622H of the Laws of Hong Kong), and other similar regulations set out in any statute concerning company shall not apply to the Company.

EXCLUSION OF TABLE A ETC.

The regulations contained in Table A in the First Schedule to the predecessor of the Ordinance (i.e. Chapter 32 of the Laws of Hong Kong as in force from time to time before the commencement date of section 147 of Schedule 9 to the Ordinance) and in Schedule 1 to the Companies (Model Articles) Notice (Chapter 622H of the Laws of Hong Kong), and other similar regulations set out in any statute concerning companies shall not apply to the Company.

2(a)

Ordinance means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), and includes every other ordinance incorporated therewith or substituted therefor, and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new ordinance;

		2(a)

Ordinance means the Companies Ordinance (Chapter ~~32~~622 of the Laws of Hong Kong), and includes every other ordinance incorporated therewith or substituted therefor, and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new ordinance;

Ordinance means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), and includes every other ordinance incorporated therewith or substituted therefor, and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new ordinance;

	call includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, a sum which, by the terms of issue of a share, is payable at a fixed time either in respect of the nominal value of the share or by way of premium;		call includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, ~~a sum~~ an amount which, by the terms of issue of a share, is payable but unpaid at a fixed time ~~either in respect of the nominal value of the share or by way of premium~~;	call includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, an amount which, by the terms of issue of a share, is payable but unpaid at a fixed time;
	Clearing House shall mean a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) as amended from time to time;

Clearing House shall mean a recognised clearing house within the meaning of section 2 of the Securities and Futures (Clearing House) Ordinance (Chapter 420 of Law of Hong Kong) or section 1 of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time, or a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange of such jurisdiction;

Clearing House shall mean a recognised clearing house within the meaning of section 2 of the Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong) or section 1 of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time, or a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange of such jurisdiction;

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	Nil		RMB means the lawful currency of the People’s Republic of China;	RMB means the lawful currency of the People’s Republic of China;
	Nil		reporting documents in relation to a financial year of the Company mean: (a) the financial statements (as defined in the Ordinance); (b) the directors’ report; and (c) the auditor’s report on those financial statements, of that financial year;	reporting documents in relation to a financial year of the Company mean: (a) the financial statements (as defined in the Ordinance); (b) the directors’ report; and (c) the auditor’s report on those financial statements, of that financial year;
	share means a share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;		share means a share in the capital of the Company ~~and includes stock except where a distinction between stock and shares is expressed or implied~~;	share means a share in the capital of the Company;
	Nil		RMB Shares mean shares issued by the Company in the mainland of China which are subscribed in RMB, listed on the Shanghai Stock Exchange, and use RMB as the trading currency of such shares;	RMB Shares mean shares issued by the Company in the mainland of China which are subscribed in RMB, listed on the Shanghai Stock Exchange, and use RMB as the trading currency of such shares;
			mainland of China means the mainland of the People’s Republic of China, for the purpose of these Articles, excluding Hong Kong, the Macau Special Administrative Region and the Taiwan Region;	Mainland of China means the mainland of the People’s Republic of China, for the purpose of these Articles, excluding Hong Kong, the Macau Special Administrative Region and the Taiwan Region;
			CSRC means the China Securities Regulatory Commission of the People’s Republic of China;	CSRC means the China Securities Regulatory Commission of the People’s Republic of China;
			laws, regulations and regulatory documents mean various regulatory documents such as laws, regulations, departmental rules and regulations of stock exchanges currently in force in the mainland of China and Hong Kong.	laws, regulations and regulatory documents mean various regulatory documents such as laws, regulations, departmental rules and regulations of stock exchanges currently in force in the mainland of China and Hong Kong.
Nil	Nil	3	NAME The name of the Company is CNOOC Limited (中國海洋石油有限公司).	NAME The name of the Company is CNOOC Limited (中國海洋石油有限公司).
Nil	Nil	4	CAPACITY AND POWERS OF THE COMPANY The Company has the capacity and the rights, powers, and privileges of a natural person and in addition and without limit, the Company	CAPACITY AND POWERS OF THE COMPANY The Company has the capacity and the rights, powers and privileges of a natural person, and in addition and without limit, the Company

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
			may do anything which it is permitted or required to do by any enactment or rule of law.	may do anything which it is permitted or required to do by any enactment or rule of law.
Nil	Nil	5	LIABILITY OF THE MEMBERS The liability of the members of the Company is limited. The liability of the members is limited to the amount unpaid on the shares held by such members.	LIABILITY OF THE MEMBERS The liability of the members of the Company is limited. The liability of the members is limited to the amount unpaid on the shares held by such members.
5

Without prejudice to any special rights, privileges or restrictions for the time being attached to any issued shares, any unissued or forfeited shares may be issued or re-issued upon such terms and conditions, and with such rights, privileges and restrictions attached thereto, whether in regard to dividends, voting, repayment or redemption of share capital, or otherwise, as the Company may, subject to the Ordinance, from time to time determine or, in the absence of any such determination, as the Directors shall determine.

~~5~~8

Without prejudice to any special rights, privileges or restrictions for the time being attached to any issued shares, any ~~unissued o~~r ~~forfeited~~ shares may be issued ~~or re-issued~~ upon such terms and conditions, and with such rights, privileges and restrictions attached thereto, whether in regard to dividends, voting, repayment or redemption of share capital, or otherwise, as the Company may, subject to the Ordinance, from time to time determine or, in the absence of any such determination, as the Directors shall determine.

Without prejudice to any special rights, privileges or restrictions for the time being attached to any issued shares, any shares may be issued upon such terms and conditions, and with such rights, privileges and restrictions attached thereto, whether in regard to dividends, voting, repayment or redemption of share capital, or otherwise, as the Company may, subject to the Ordinance, from time to time determine or, in the absence of any such determination, as the Directors shall determine.
7	Save as provided by contract or the Ordinance or these Articles to the contrary, all unissued shares shall be at the disposal of the Directors who may allot, grant options over or otherwise deal with or dispose of the same to such persons, at such times, for such consideration and generally upon such terms and conditions as they shall in their absolute discretion think fit, provided that no shares of any class shall be issued at a discount except in accordance with section 50 of the Ordinance.	~~7~~10

~~Save as provided by contract or the Ordinance or these Articles to the contrary~~ Subject to the provisions of the Ordinance and the relevant authority given in general meeting, ~~al~~l ~~unissued shares shall be at the disposal o~~f the Directors ~~who~~ may allot, grant ~~options~~ rights to subscribe for, ~~ove~~r or otherwise deal with or dispose of ~~the same~~, or grant rights to convert any security into, shares in the Company to such persons, at such times, for such consideration and generally upon such terms and conditions as they shall in their absolute discretion think fi~~t, provided that no shares of any class shall be issued at a discount except in accordance with section 50 of the Ordinance~~.

Subject to the provisions of the Ordinance and the relevant authority in general meeting, the Directors may allot, grant rights to subscribe for, or otherwise deal with or dispose of, or grant rights to convert any security into, shares in the Company to such persons, at such times, for such consideration and generally upon such terms and conditions as they shall in their absolute discretion think fit.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
10	Subject to the provisions of section 49 of the Ordinance, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed.	~~10~~13	Subject to the provisions of ~~section 49 o~~f the Ordinance, any preference share ma~~y, with the sanction of a special resolution~~, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed.	Subject to the provisions of the Ordinance, any preference share may be issued on the terms that it is, or at the option of the Company is liable, to be redeemed.
12	The Company may in connection with the issue of any shares exercise all powers of paying interest out of capital and of paying commission and brokerage conferred or permitted by the Ordinance.	~~12~~15	The Company may in connection with the issue of any shares exercise all powers of paying ~~interest out of capital and of paying~~ commission and brokerage conferred or permitted by the Ordinance.	The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Ordinance.
Nil	Nil	17

The issuance, listing, registration, trading, information disclosure, members’ voting method and other matters of the RMB Shares shall be governed by applicable laws, regulations and regulatory documents of the mainland of China and any applicable Hong Kong law and the Listing Rules.

The issuance, listing, registration, trading, information disclosure, members’ voting method and other matters of the RMB Shares shall be governed by applicable laws, regulations and regulatory documents of the mainland of China and any applicable Hong Kong law and the Listing Rules.

Nil	Nil	18	If the RMB Shares remain listed on the Shanghai Stock Exchange, the Company shall comply with relevant requirements under the laws, regulations and regulatory documents of the mainland of China on red-chip companies and any applicable Hong Kong law.	If the RMB Shares remain listed on the Shanghai Stock Exchange, the Company shall comply with relevant requirements under the laws, regulations and regulatory documents of the mainland of China on red-chip companies and any applicable Hong Kong law.
15	Every person whose name is entered as a member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue shall provide, one certificate for all his shares of any particular class, or if he shall so request, upon payment of a fee (not exceeding HK$2.50 or such greater sum as the Stock Exchange may from time to time permit) for every certificate after the first, as the Directors shall from time to time determine, such number of certificates for shares in Stock Exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in the event of a member transferring part of the	~~15~~20	Every person whose name is entered as a member in the Register shall be entitled without payment to receive within ~~two months~~ the time specified by the Ordinance, the Listing Rules or other applicable laws, regulations and regulatory documents from time to time after allotment or lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue shall provide, one certificate for all his shares of any particular class, or if he shall so request, upon payment of a fee (not exceeding ~~HK$2.50 or such greater~~ the maximum amount ~~sum~~ as the Stock Exchange may from time to time permit) for every certificate after the first, as the Directors shall from time to time determine, such number of certificates for shares in Stock Exchange board lots or	Every person whose name is entered as a member in the Register shall be entitled without payment to receive within the time specified by the Ordinance, the Listing Rules or other applicable laws, regulations and regulatory documents from time to time after allotment or lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue shall provide, one certificate for all his shares of any particular class, or if he shall so request, upon payment of a fee (not exceeding the maximum amount as the Stock Exchange may from time to time permit) for every certificate after the first, as the Directors shall from time to time determine, such number of certificates for shares in Stock Exchange board lots or multiples thereof as he shall request and one

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
shares represented by a certificate in his name a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. In any event, the Company shall, within 10 business days (being any day on which a recognised stock market is open for the business of dealing in securities) after the date on which a transfer of any of its shares, debentures or debenture stock is lodged with the Company, complete and have ready for delivery the certificates of all shares, the debentures and the certificates of all debenture stock so transferred, unless the conditions of issue of the shares, debentures or debenture stock otherwise provide.

multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in the event of a member transferring part of the shares represented by a certificate in his name a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. In any event, the Company shall, within ~~10 business days (being any day on which a recognised stock market is open for the business of dealing in securities)~~ the time specified by the Ordinance, the Listing Rules or other applicable laws, regulations and regulatory documents from time to time after the date on which a transfer of any of its shares, debentures or debenture stock is lodged with the Company, complete and have ready for delivery the certificates of all shares, the debentures and the certificates of all debenture stock so transferred, unless the conditions of issue of the shares, debentures or debenture stock otherwise provide.

for the balance (if any) of the shares in question, provided that in the event of a member transferring part of the shares represented by a certificate in his name a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. In any event, the Company shall, within the time specified by the Ordinance, the Listing Rules or other applicable laws, regulations and regulatory documents from time to time after the date on which a transfer of any of its shares, debentures or debenture stock is lodged with the Company, complete and have ready for delivery the certificates of all shares, the debentures and the certificates of all debenture stock so transferred, unless the conditions of issue of the shares, debentures or debenture stock otherwise provide.
16

Every share certificate shall be issued under the Seal (which for this purpose may be any official seal as permitted by section 73A of the Ordinance) and shall specify the number and class of shares and, if required, the distinctive numbers thereof, to which the certificate relates, and the amount paid up thereon and may otherwise be in such form as the Board may from time to time determine. If at any time the share capital of the Company is divided into different classes of shares, every share certificate issued at that time shall

~~16~~21

Every share certificate shall be issued under the Seal (which for this purpose may be any official seal as permitted by section ~~73A~~126 of the Ordinance) and shall specify the number and class of shares and, if required, the distinctive numbers thereof, to which the certificate relates, and the amount paid up thereon and may otherwise be in such form as the Board may from time to time determine. If at any time the share capital of the Company is divided into different classes of shares, every share certificate issued at that time shall

Every share certificate shall be issued under the Seal (which for this purpose may be any official seal as permitted by section 126 of the Ordinance) and shall specify the number and class of shares and, if required, the distinctive numbers thereof, to which the certificate relates, and the amount paid up thereon and may otherwise be in such form as the Board may from time to time determine. If at any time the share capital of the Company is divided into different classes of shares, every share certificate issued at that time shall

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	comply with section 57A of the Ordinance, and no certificate shall be issued in respect of more than one class of shares.		comply with section 179(1) to (3)~~57A~~ of the Ordinance, and no certificate shall be issued in respect of more than one class of shares.	comply with section 179(1) to (3) of the Ordinance, and no certificate shall be issued in respect of more than one class of shares
17	Subject to section 71A of the Ordinance, if any share certificate shall be worn out, defaced, destroyed or lost, it may be replaced on payment of such fee, if any (not exceeding HK$2.50 or such greater sum as the Stock Exchange may from time to time permit), on such evidence being produced as the Directors shall require, and in case of wearing out or defacement, on delivery up of the old certificate, and in case of destruction or loss, on the execution of such indemnity (if any), as the Directors may require. In case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of the production of such indemnity.	~~17~~22

Subject to ~~section 71A~~ the provisions of the Ordinance, if any share certificate shall be worn out, defaced, destroyed or lost, it may be replaced on payment of such fee, if any (not exceeding ~~HK$2.50 or such greate~~r the maximum amount ~~sum~~ as the Stock Exchange may from time to time permit), on such evidence being produced as the Directors shall require, and in case of wearing out or defacement, on delivery up of the old certificate, and in case of destruction or loss, on the execution of such indemnity (if any), as the Directors may require. In case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of the production of such indemnity.

Subject to the provisions of the Ordinance, if any share certificate shall be worn out, defaced, destroyed or lost, it may be replaced on payment of such fee, if any (not exceeding the maximum amount as the Stock Exchange may from time to time permit), on such evidence being produced as the Directors shall require, and in case of wearing out or defacement, on delivery up of the old certificate, and in case of destruction or loss, on the execution of such indemnity (if any), as the Directors may require. In case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of the production of such indemnity
18(a)

The Directors may from time to time make calls upon the members in respect of all moneys unpaid on their shares whether on account of the nominal value of the shares or by way of premium but subject always to the terms of issue of such shares, and any such call may be made payable by instalments.

~~18(a)~~ 23(a)

The Directors may from time to time make calls upon the members in respect of all moneys unpaid on their shares ~~whether on account of the nominal value of the shares o~~r ~~by way of premium~~ but subject always to the terms of issue of such shares, and any such call may be made payable by instalments.

The Directors may from time to time make calls upon the members in respect of all moneys unpaid on their shares but subject always to the terms of issue of such shares, and any such call may be made payable by instalments.
21	If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, whether on account of the nominal amount of the shares or by way of premium, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of issue the same becomes payable; and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls,	~~21~~26	If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, ~~whether on account of the nominal amount of the shares o~~r ~~by way of premium~~, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of issue the same becomes payable; and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls,	If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of issue the same becomes payable; and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non- payment of calls, shall apply to every such amount and the shares in respect of which it is

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	shall apply to every such amount and the shares in respect of which it is payable in the case of non-payment thereof.		shall apply to every such amount and the shares in respect of which it is payable in the case of non-payment thereof.	payable in the case of non-payment thereof.
30

Any person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall notwithstanding the forfeiture be and remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the date of forfeiture until payment at such rate as the Directors may prescribe (not exceeding twenty per cent. per annum), and the Directors may enforce the payment of such moneys or any part thereof and without any deduction or allowance for the value of the shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

~~30~~35

Any person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall notwithstanding the forfeiture be and remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the date of forfeiture until payment at such rate as the Directors may prescribe (not exceeding twenty per cent. per annum), and the Directors may enforce the payment of such moneys or any part thereof and without any deduction or allowance for the value of the shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share payable thereon at a fixed time which is subsequent to the date of forfeiture, ~~whethe~~r ~~on account of the nominal value of the share or by way of premium~~, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

Any person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall notwithstanding the forfeiture be and remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the date of forfeiture until payment at such rate as the Directors may prescribe (not exceeding twenty per cent. per annum), and the Directors may enforce the payment of such moneys or any part thereof and without any deduction or allowance for the value of the shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share payable thereon at a fixed time which is subsequent to the date of forfeiture, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.
36	The instrument of transfer of any shares in the Company shall be in writing in the usual common form or in such other form as the Board may accept and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee), by hand or by machine imprinted signature or by such other manner of execution as the Board may	~~36~~41	The instrument of transfer of any shares in the Company shall be in writing in the usual common form or in such other form as the Board may accept and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee), by hand or by machine imprinted signature or by such other manner of execution as the Board may	The instrument of transfer of any shares in the Company shall be in writing in the usual common form or in such other form as the Board may accept and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee), by hand or by machine imprinted signature or by such other manner of execution as the Board may

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	approve from time to time and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.		approve from time to time and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person. The holders of RMB Shares may transfer their RMB Shares electronically on the internet in a manner permitted by the securities regulatory authorities in the mainland of China and the Shanghai Stock Exchange and Hong Kong law.	approve from time to time and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person. The holders of RMB Shares may transfer their RMB Shares electronically on the internet in a manner permitted by the securities regulatory authorities in the mainland of China and the Shanghai Stock Exchange and Hong Kong law.
38	There shall be paid to the Company in respect of the registration of a transfer and of any Grant of Probate or Letters of Administration, Certificate of Marriage or Death, Power of Attorney or other document relating to or affecting the title to any share or for making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe (but not exceeding HK$2.50 or such greater sum as the Stock Exchange may from time to time permit).	~~38~~43	There shall be paid to the Company in respect of the registration of a transfer and of any Grant of Probate or Letters of Administration, Certificate of Marriage or Death, Power of Attorney or other document relating to or affecting the title to any share or for making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe (but not exceeding ~~HK$2.50 or such greate~~r the maximum amount ~~sum~~ as the Stock Exchange may from time to time permit).	There shall be paid to the Company in respect of the registration of a transfer and of any Grant of Probate or Letters of Administration, Certificate of Marriage or Death, Power of Attorney or other document relating to or affecting the title to any share or for making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe (but not exceeding the maximum amount as the Stock Exchange may from time to time permit).
39	The registration of transfers may be suspended at such times and for such periods as the Directors may, in accordance with section 99 of the Ordinance, from time to time determine and either generally or in respect of any class of shares.	~~39~~44

The registration of transfers may be suspended at such times and for such periods as the Directors may, ~~in accordance with section 99 of the Ordinance~~, from time to time determine and either generally or in respect of any class of shares, provided always that no registration shall be suspended or the register closed for more than 30 days in any year or, with the approval of the members in general meeting, 60 days in any year.

The registration of transfers may be suspended at such times and for such periods as the Directors may, from time to time determine and either generally or in respect of any class of shares, provided always that no registration shall be suspended or the register closed for more than 30 days in any year or, with the approval of the members in general meeting, 60 days in any year.
40	The Directors may, subject to section 69 of the Ordinance, at any time in their absolute discretion and without assigning any reason	~~40~~45	The Directors may, subject to the provisions ~~section 69~~ of the Ordinance, at any time in their absolute discretion and without assigning	The Directors may, subject to the provisions of the Ordinance, at any time in their absolute discretion and without assigning any reason

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	therefor decline to register any transfer of any share (not being a fully paid-up share). If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.		any reason therefor decline to register any transfer of any share (not being a fully paid-up share). If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal, provided that if any of the transferor or the transferee request for a statement of reasons for the refusal, the Board must within 28 days after receipt of the request send the statement of reasons or register the transfer.	therefor decline to register any transfer of any share (not being a fully paid-up share). If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal, provided that if any of the transferor or the transferee request for a statement of reasons for the refusal, the Board must within 28 days after receipt of the request send the statement of reasons or register the transfer.
42	No transfer may be made to an infant or to a person of unsound mind or under other legal disability.	~~42~~47	No transfer of share (not being a fully paid up share) may be made to an infant or to a person of unsound mind or under other legal disability.	No transfer of share (not being a fully paid up share) may be made to an infant or to a person of unsound mind or under other legal disability.
Nil	STOCK	Nil	~~STOCK~~	Nil
46

The Company may from time to time by ordinary resolution convert any fully paid-up shares into stock and may reconvert any stock into fully paid-up shares of any denomination. After the passing of any resolution converting all the fully paid-up shares of any class in the capital of the Company into stock, any shares of that class which subsequently become fully paid-up and rank pari passu in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted.

~~46~~

~~The Company may from time to time by ordinary resolution convert any fully paid-up shares into stock and may reconvert any stock into fully paid-up shares of any denomination~~. ~~After the passing of any resolution converting all the fully paid-up shares of any class in the capital of the Company into stock, any shares of that class which subsequently become fully paid-up and rank pari passu in all other respects with such shares shall, by virtue o~~f ~~this Article and such resolution, be converted into stock transferable in the same units as the shares already converted~~.

Nil
47	The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit. The Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not, without the sanction of an ordinary resolution	~~47~~	~~The holders of stock may transfer the same o~~r ~~any part thereof in the same manner and subject to the same regulations as the shares from which the stock arose might prior to conversion have been transferred or as nea~~r ~~thereto as circumstances admit. The Directors may from time to time fix the minimum amount of stock transferable and restrict o~~r ~~forbid the transfer of fractions of such minimum, but the minimum shall not~~, ~~without the sanction of an ordinary resolution~~	Nil

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	of the Company, exceed the nominal amount of each of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.		~~of the Company, exceed the nominal amoun~~t ~~of each of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock~~.
48

The holders of stock shall, according to the amount of the stock held by them, have the same rights as regards dividends, participation in assets on a winding-up, voting at general meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right (except as to participation in dividends, profits and in assets on a reduction of capital or a winding- up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right.

~~48~~

~~The holders of stock shall, according to the amount of the stock held by them, have the same rights as regards dividends, participation in assets on a winding-up, voting at genera~~l ~~meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right (except as to participation in dividends, profits and in assets on a reduction of capital or a winding- up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right~~.

Nil
49	Such of these Articles as are applicable to fully paid-up shares shall apply mutatis mutandis to stock, and the words “share” and “shareholder” shall include “stock” and “stockholder”.	~~49~~	~~Such of these Articles as are applicable to fully paid-up shares shall apply mutatis mutandis to stock, and the words “share” and “shareholder” shall include “stock” and “stockholder”~~.	Nil
Nil	INCREASE OF CAPITAL AND PURCHASE OF OWN SHARES	Nil	INCREASE OF CAPITAL AND ~~PURCHASE OF OWN SHARES~~ SHARE BUY-BACK	INCREASE OF CAPITAL AND SHARE BUY-BACK
50	The Company may, from time to time, by ordinary resolution increase its authorised capital by such sum divided into shares of such amounts as the resolution shall prescribe.	~~50~~51	Subject to the provisions of the Ordinance, the ~~The~~ Company may, from time to time, by ordinary resolution increase its ~~authorised~~ capital by the allotment of new shares of ~~such sum divided into shares o~~f such amounts as the resolution shall prescribe.	Subject to the provisions of the Ordinance, the Company may, from time to time, by ordinary resolution increase its capital by the allotment of new shares of such amounts as the resolution shall prescribe.
51

The general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance, and either at par or at a premium or (subject to the provisions of the Ordinance) at a discount, to all the holders for the time being of any class of shares in the capital of the Company, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue

~~51~~52

The general meeting resolving upon the creation of any new shares in accordance with the provisions of the Ordinance may direct that the same or any of them shall be offered in the first instanc~~e, and either at pa~~r ~~or at a premium or~~ (subject to the provisions of the Ordinance) at a discount, to all the holders for the time being of any class of shares in the capital of the Company, in proportion to the number of shares of such

The general meeting resolving upon the creation of any new shares in accordance with the provisions of the Ordinance may direct that the same or any of them shall be offered in the first instance (subject to the provisions of the Ordinance) at a discount, to all the holders for the time being of any class of shares in the capital of the Company, in proportion to the number of shares of such class held by them respectively, or make any

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 7 shall apply thereto. The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that (a) purchases not made through the market or by tender shall be limited to a maximum price, and (b) if purchases are by tender, tenders shall be available to all shareholders alike and provided further that any such purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force.		class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 10~~7~~ shall apply thereto. The Company may exercise any powers conferred or permitted by the Ordinance or any other ~~ordinance~~ laws, regulations and regulatory documents from time to time to ~~purchase~~ buy back or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a ~~purchase~~ buy-back or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company ~~purchase~~ buy back or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be ~~purchased~~ bought back or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that (a) ~~purchases~~ buy-backs not made through the market or by tender shall be limited to a maximum price, and (b) if ~~purchases~~ buy-backs are by tender, tenders shall be available to all ~~shareholders~~ members alike and provided further that any such ~~purchase~~ buy-back or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or	other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 10 shall apply thereto. The Company may exercise any powers conferred or permitted by the Ordinance or any other laws, regulations and regulatory documents from time to time to buy back or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a buy-back or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company buy back or otherwise acquire its own shares or warrants neither the Company nor the Board shall be required to select the shares or warrants to be bought back or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that (a) buy-backs not made through the market or by tender shall be limited to a maximum price, and (b) if buy-backs are by tender, tenders shall be available to all members alike and provided further that any such buy-back or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force.
53	The Company may by ordinary resolution:	~~53~~54	Subject to the provisions of the Ordinance, the Company may by ordinary resolution:	Subject to the provisions of the Ordinance, the Company may by ordinary resolution:
53(a)	subdivide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, provided that in the subdivision of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from such subdivision one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares;	~~53(a)~~54(a)

subdivide any of its ~~existing~~ shares ~~or any o~~f ~~them~~ into a greater number of shares than it currently has ~~shares of smaller amount than is fixed by the Memorandum of Association o~~f ~~the Company~~, provided that in the subdivision of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from such subdivision one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to ~~unissued or~~ such new shares;

subdivide any of its shares into a greater number of shares than it currently has, provided that in the subdivision of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from such subdivision one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to such new shares;
53(c)	consolidate and divide its share capital or any part thereof into shares of larger amount than its existing shares;	~~53(c)~~54(c)	consolidate any of ~~and divide~~ its shares ~~capita~~l ~~or any part thereof~~ into a smaller number of shares than it currently has~~of larger amoun~~t ~~than its existing shares~~;	consolidate any of its shares into a smaller number of shares than it currently has;
53(d)	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised capital by the amount of the shares so cancelled; or	~~53(d)~~54(d)	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person or have been forfeited in accordance with these Articles ~~and diminish the amount of its authorised capital by the amount of the shares so cancelled~~; or	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person or have been forfeited in accordance with these Articles; or
54	The Company may by special resolution reduce its share capital and any capital redemption reserve fund or any share premium account in any manner allowed by law.	~~54~~55	The Company may by special resolution reduce its share capital ~~and any capita~~l ~~redemption reserve fund or any share premium accoun~~t in any manner allowed by law.	The Company may by special resolution reduce its share capital in any manner allowed by law.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
55	Where any difficulty arises in regard to any consolidation and division under paragraph (c) of Article 53, the Directors may settle the same as they think expedient and in particular may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.	~~55~~56	Where any difficulty arises in regard to any consolidation ~~and division~~ under paragraph (c) of Article 54~~53~~, the Directors may settle the same as they think expedient and in particular may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.	Where any difficulty arises in regard to any consolidation under paragraph (c) of Article 54, the Directors may settle the same as they think expedient and in particular may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale
56	All or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may subject to the provisions of the Ordinance, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders of not less than three- fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class, and all the provisions contained in these Articles relating to general meetings shall mutatis mutandis apply to every such meeting but so that the quorum thereof shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of that class present in person or by proxy may demand a poll.	~~56~~57

All or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may subject to the provisions of the Ordinance, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders ~~of~~ representing not less than ~~three-fourths~~ 75% of the total voting rights of holders of the ~~issued~~ shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class, and all the provisions contained in these Articles relating to general meetings shall mutatis mutandis apply to every such meeting but so that the quorum thereof shall be not less than two persons holding or representing by proxy at least one-third ~~in~~ of the total voting rights ~~nominal value~~ of the ~~issued~~ shares of the class, and that any holder of shares of that class present in person or by proxy may demand a poll.

All or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may subject to the provisions of the Ordinance, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders representing not less than 75% of the total voting rights of holders of the shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class, and all the provisions contained in these Articles relating to general meetings shall mutatis mutandis apply to every such meeting but so that the quorum thereof shall be not less than two persons holding or representing by proxy at least one-third of the total voting rights of the shares of the class, and that any holder of shares of that class present in person or by proxy may demand a poll.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
Nil	Nil	60

The general meeting is the highest organ of power of the Company. It shall exercise the following powers in accordance with the laws:

(a)       to determine the fundamental change of the Company’s principal activities;

(b)       to elect and remove Directors (except for those permitted to be appointed by the Board in these Articles);

(c)       to consider and approve the reporting documents;

(d)       to declare and approve the distribution of dividends;

(e)       to resolve on an increase or reduction of the Company’s share capital;

(f)      to resolve on the issuance of convertible corporate bonds;

(g)       to resolve on the merger, division, dissolution and liquidation of the Company or change of form of the Company;

(h)    to approve amendments to these Articles, or pass new articles of association of the Company;

(i)      to resolve on the appointment and removal of the auditor of the Compan y responsible for preparing the auditor’s report of a financial year;

The general meeting is the highest organ of power of the Company. It shall exercise the following powers in accordance with the laws:

(a)       to determine the fundamental change of the Company’s principal activities;

(b)       to elect and remove Directors (except for those permitted to be appointed by the Board in these Articles);

(c)       to consider and approve the reporting documents;

(d)       to declare and approve the distribution of dividends;

(e)       to resolve on an increase or reduction of the Company’s share capital;

(f)       to resolve on the issuance of convertible corporate bonds;

(g)      to resolve on the merger, division, dissolution and liquidation of the Company or change of form of the Company;

(h)     to approve amendments to these Articles, or pass new articles of association of the Company;

(i)       to resolve on the appointment and removal of the auditor of the Company responsible for preparing the auditor’s report of a financial year;

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)

(j)       to fix, or determine the method to fix, the remuneration or extra remuneration of the Directors and of the auditor of the Company responsible for preparing the auditor’s report of a financial year;

(k)      to consider and approve matters such as material transactions and connected (related) transactions that shall be approved by the general meeting in accordance with applicable laws, regulations and regulatory documents and other requirements;

(l)       to consider and approve the changes in the use of proceeds that must be considered and approved by the general meeting as required by the laws, regulations regulatory documents in the mainland of China;

(m)      to consider and approve the Company’s equity incentive plans; and

(n)      any other matter required to be considered at a general meeting by applicable Hong Kong law or the Listing Rules.

(j)       to fix, or determine the method to fix, the remuneration or extra remuneration of the Directors and of the auditors of the Company responsible for preparing the auditor’s report of a financial year;

(k)       to consider and approve matters such as material transactions and connected (related) transactions that shall be approved by the general meeting in accordance with applicable laws, regulations and regulatory documents and other requirements;

(l)       to consider and approve the changes in the use of proceeds that must be considered and approved by the general meeting as required by the laws, regulations regulatory documents in the mainland of China;

(m)        to consider and approve the Company’s equity incentive plans; and

(n)       any other matter required to be considered at a general meeting by applicable Hong Kong law or the Listing Rules.

Nil	Nil	61	To the extent not expressly prohibited by applicable laws, regulations and regulatory documents, the general meeting may authorise the Board to exercise the relevant functions and powers through appropriate procedures.	To the extent not prohibited by applicable laws, regulations and regulatory documents, the general meeting may authorise the Board to exercise the relevant functions and powers through appropriate procedures.
59	The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year.	~~59~~62	The Company shall in each financial year hold a general meeting as its annual general meeting within the period specified in the	The Company shall in each financial year hold a general meeting as its annual general meeting within the period specified in the

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	The annual general meeting shall be held at such time (within a period of not more than fifteen months, or such longer period as the Registrar of Companies may authorise in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the Directors. All other general meetings shall be called extraordinary general meetings.		Ordinance in addition to any general meeting ~~other meetings~~ in that financial year. The annual general meeting shall be held at such time ~~(within a period of not more than fifteen months, or such longer period as the Registrar of Companies may authorise in writing, afte~~r ~~the holding of the last preceding annua~~l ~~general meeting~~) and place as may be determined by the Directors, subject to the provisions of these Articles. ~~All other genera~~l ~~meetings shall be called extraordinary genera~~l ~~meetings~~General meetings include other general meetings that are not annual general meetings.	Ordinance in addition to any general meeting in that financial year. The annual general meeting shall be held at such time and place as may be determined by the Directors, subject to the provisions of these Articles. General meetings include other general meetings that are not annual general meetings.
60	The Directors may wherever they think fit, and shall on requisition in accordance with the Ordinance, proceed to convene an extraordinary general meeting.	~~60~~63	The Directors may wherever they think fit, and shall on requisition in accordance with the Ordinance, proceed to convene a ~~an extraordinary~~ general meeting. Members who individually or collectively holding 5% or more of the total number of shares issued by the Company with voting rights shall have the right to request the Directors to convene a general meeting.	The Directors may wherever they think fit, and shall on requisition in accordance with the Ordinance, proceed to convene a general meeting. Members who individually or collectively holding 5% or more of total number of shares issued by the Company with the voting rights shall have the right to request the Directors to convene a general meeting.
Nil	Nil	64

When the Company convenes a general meeting, the Directors shall have the right to propose resolutions to the Company. After the notice of the general meeting is given, provided that the scheduled convening of the general meeting by the Company shall not be affected: the shareholder(s) satisfying the following requirements can put forward through the Board provisional proposals in accordance with the Articles of Association:

(a)    such shareholder(s) is/are registered shareholder(s) of the Company on both the date of such shareholder(s) putting forward the provisional proposal in accordance with the Articles of Association and the record date of the voting on

When the Company convenes a general meeting, the Directors shall have the right to propose resolutions to the Company. After the notice of the general meeting is given, provided that the scheduled convening of the general meeting by the Company shall not be affected: the shareholder(s) satisfying the following requirements can put forward through the Board provisional proposals in accordance with the Articles of Association:

(a)    such shareholder(s) is/are registered shareholder(s) of the Company on both the date of such shareholder(s) putting forward the provisional proposal in accordance with the Articles of Association and the record date of the voting on

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)

the general meeting, individually or collectively holding 3% or more of the total number of shares issued by the Company with voting rights; and

(b)    the provisional proposal is put forward by such shareholder(s) and submitted to the Board in writing 10 days before the convening of the general meeting.

the general meeting, individually or collectively holding 3% or more of the total number of shares issued by the Company with voting rights; and

(b)    the provisional proposal is put forward by such shareholder(s) and submitted to the Board in writing 10 days before the convening of the general meeting.

61	Subject to section 116C of the Ordinance, an annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one days’ notice in writing, and any other general meeting shall be called by not less than fourteen days’ notice in writing. The notice shall specify the place, date and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. There shall appear on every such notice with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a member of the Company.	~~61~~65

~~Subject to section 116C the provisions of the Ordinance, an~~ An annual general meeting ~~and a meeting called for the passing of a specia~~l ~~resolution~~ shall be called by not less than twenty-one days’ notice in writing, and any other general meeting shall be called by not less than fourteen days’ notice in writing, unless the Ordinance prescribes a notice period of a different duration (the “Prescribed Notice”), in which case the Prescribed Notice shall apply, regardless of whether the Prescribed Notice is longer or shorter than the notice period aforementioned. The notice shall specify the place, date and time of meeting, an~~d, in the case of special business~~, the general nature of ~~tha~~t the business to be transacted at the meeting. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. There shall appear on every such notice with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a member of the Company. The Company must comply with the applicable legal requirements concerning the notice of the

An annual general meeting shall be called by not less than twenty-one days' notice in writing, and any other general meeting shall be called by not less than fourteen days' notice in writing, unless the Ordinance prescribes a notice period of a different duration (the “Prescribed Notice”), in which case the Prescribed Notice shall apply, regardless of whether the Prescribed Notice is longer or shorter than the notice period aforementioned. The notice shall specify the place, date and time of meeting, and the general nature of the business to be transacted at the meeting. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. There shall appear on every such notice with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a member of the Company. The Company must comply with the applicable legal requirements concerning the notice of the

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
			meeting for resolutions regarding the removal or appointment to replace the removed Director and auditor.	meeting for resolutions regarding the removal or appointment to replace the removed Director and auditor.
62

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in these Articles or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed:

(a)       in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(b)       in the case of any other meeting, by a majority in number of the members having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

~~62~~66

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in these Articles or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed:

(a)       ~~in the case of a meeting called as the annual general meeting, by al~~l ~~the members entitled to attend and vote therea~~t in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b)       ~~in the case of any other meeting~~, ~~by a majority in number of the members having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that righ~~t in any other case, by a majority in number of the members having the right to attend and vote at the meeting, being a majority together representing at least 95% of the total voting rights at the meeting of all such members.

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in these Articles or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed:

(a)       in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b)       in any other case, by a majority in number of the members having the right to attend and vote at the meeting, being a majority together representing at least 95% of the total voting rights at the meeting of all such members.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
64

All business shall be deemed special that is transacted at an extraordinary general meeting and at an annual general meeting with the exception of:

(a)       the receipt of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

(b)       the declaration and sanction of dividends;

(c)       the election of Directors in place of those retiring (if any);

(d)       the election or re-election of the Auditors of the Company; and

(e)       the fixing of, or the determination of the method of fixing, the remuneration or extra remuneration of the Directors and of the Auditors of the Company.

~~64~~

~~All business shall be deemed special that is transacted at an extraordinary general meeting and at an annual general meeting with the exception of~~:

~~(a)       the receipt of the accounts and balance sheet and the reports o~~f ~~the Directors and other documents required to be annexed to the accounts~~;

~~(b)       the declaration and sanction of dividends~~;

~~(c)       the election of Directors in place o~~f ~~those retiring (if any)~~;

~~(d)       the election or re-election of the Auditors of the Company; and~~

~~(e)       the fixing of, or the determination of the method of fixing, the remuneratio n o r extra remuneration of the Directors and of the Auditors of the Company~~.

Nil

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
69(a)

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i)       the Chairman of the meeting; or

(ii)       at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(iii)      any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv)      any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

~~69(a)~~72(a)

At any general meeting a resolution put to the vote of the meeting shall be decided ~~on a show of hands unless~~ by a poll in accordance with the Listing Rules and/or other applicable laws, regulations and regulatory documents~~(before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by~~:

~~(i)       the Chairman of the meeting; o~~r

~~(ii)       at least three members present in person (or in the case of a membe~~r ~~being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; o~~r

~~(iii)      any member or members present in person (or in the case of a membe~~r ~~being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one- tenth5% of the total voting rights of all members having the right to attend and vote at the meeting; o~~r

~~(iv)      any member or members present in person (or in the case of a membe~~r ~~being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right~~. However, the chairman of the meeting may make decisions in good faith to the extent permitted

At any general meeting a resolution put to the vote of the meeting shall be decided by a poll in accordance with the Listing Rules and/or other applicable laws, regulations and regulatory documents. However, the chairman of the meeting may make decisions in good faith to the extent permitted by the above documents, and allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
			by the above documents, and allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.
Nil	Nil	72(b)	If, before or on the declaration of the result on a show of hands at a general meeting, the chairman of the meeting knows from the proxies received by the Company that the result on a show of hands will be different from that on a poll, the chairman of the meeting must demand a poll.	If, before or on the declaration of the result on a show of hands at a general meeting, the chairman of the meeting knows from the proxies received by the Company that the result on a show of hands will be different from that on a poll, the chairman of the meeting must demand a poll.
Nil	Nil	74

Resolutions of the general meeting shall be passed by more than half of the voting rights held by the members attending the meeting. Unless otherwise provided by applicable laws, regulations and regulatory documents, the following matters shall be passed by more than two-thirds of the voting rights held by members attending the meeting:

(a)       approval of amendments to these Articles, or pass of new articles of association of the Company;

(b)       reduction of share capital of the Company;

(c)       approval of the merger, division and dissolution of the Company or change of form of the Company; and

(d)       consideration and approval of the purchase or sale of material assets of the Company within one year which exceed 30% of the Company’s audited total assets in the latest financial period.

Resolutions of the general meeting shall be passed by more than half of the voting rights held by the members attending the meeting. Unless otherwise provided by applicable laws, regulations and regulatory documents, the following matters shall be passed by more than two-thirds of the voting rights held by members attending the meeting:

(a)       approval of amendments to these Articles, or pass of new articles of association of the Company;

(b)       reduction of share capital of the Company;

(c)       approval of the merger, division and dissolution of the Company or change of form of the Company; and

(d)       consideration and approval of the purchase or sale of material assets of the Company within one year which exceed 30% of the Company’s audited total assets in the latest financial period.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
75	Subject to Article 85 and to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under section 115 of the Ordinance at any general meeting shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every fully paid-up share of which he is the holder.	~~75~~79	Subject to Article 89~~85~~ and to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under section 606~~115~~ of the Ordinance at any general meeting shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every fully paid- up share of which he is the holder.	Subject to Article 89 and to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under section 606 of the Ordinance at any general meeting shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every fully paid-up share of which he is the holder.
79(b)

An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may accept, and shall be deemed, subject to the proviso hereinafter contained, to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit.

Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which special business (determined as provided in Article 64) is to be transacted shall be such as to enable the member according to his intention to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business and shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

~~79(b~~83(b)

An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may accept, and shall be deemed, subject to the proviso hereinafter contained, to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit.

Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at ~~an~~ a ~~extraordinary~~ general meeting or at an annual general meeting ~~at which special business (determined as provided in Article 64) is to be transacted~~ shall be such as to enable the member according to his intention to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any ~~such special~~ meeting business and shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may accept, and shall be deemed, subject to the proviso hereinafter contained, to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit.

Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at a general meeting or at an annual general meeting shall be such as to enable the member according to his intention to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any meeting business and shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
81	The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office at least forty- eight hours before the time fixed for holding the meeting at which the person named in such instrument proposes to attend and vote or, in the case of a poll, at least thirty-six hours before the time appointed for the taking of the poll; otherwise the person so named shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.	~~81~~85

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office (or other places specified in the notice of general meeting or the instrument of proxy issued by the Company) at least forty-eight hours (or a later date determined by the Board) before the time fixed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to attend and vote or a poll (as the case may be)~~or, in the case of a poll, at least thirty-six hours before the time appointed for the taking of the poll~~;. Otherwise the person so named shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked. In calculating the notice period set out above, no account is to be taken of any part of a day that is a public holiday.

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office (or other places specified in the notice of general meeting or the instrument of proxy issued by the Company) at least forty-eight hours (or a later date determined by the Board) before the time fixed for holding the meeting or the adjourned meeting at which the person named in such instrument proposes to attend and vote or a poll (as the case may be). Otherwise the person so named shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked. In calculating the notice period set out above, no account is to be taken of any part of a day that is a public holiday.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
82	Any member may by power of attorney appoint any person to be his attorney for the purpose of attending and voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such member is entitled to vote. Every such power shall be deposited at the Office at least thirty-six hours before the time fixed for holding the meeting at which such attorney proposes to attend and vote or, in the case of a poll, at least twenty-four hours before the time appointed for the taking of the poll; otherwise the attorney shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting.	~~82~~86

Any member may by power of attorney appoint any person to be his attorney for the purpose of attending and voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such member is entitled to vote. Every such power shall be delivered or received in accordance with these Articles, ~~deposited a~~t ~~the Office at least thirty-six hours before the time fixed for holding the meeting at which such attorney proposes to attend and vote or~~, ~~in the case of a poll, at least twenty-four hours before the time appointed for the taking of the poll~~; otherwise the attorney shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting.

Any member may by power of attorney appoint any person to be his attorney for the purpose of attending and voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such member is entitled to vote. Every such power shall be delivered or received in accordance with these Articles, otherwise the attorney shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the Chairman of the meeting.
83(a)	An instrument of proxy may be revoked by forwarding to the Office written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy.	~~83(a)~~87(a)	An instrument of proxy may be revoked by forwarding to the Office or other place as the notice of general meeting or any power of attorney issued by the Company may specify for this purpose written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy.	An instrument of proxy may be revoked by forwarding to the Office or other place as the notice of general meeting or any power of attorney issued by the Company may specify for this purpose written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy.
83(b)	A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy or power of attorney or other authority, or transfer of the shares in respect of which the proxy is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office at least twenty-four hours before the time fixed for holding the meeting, or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.	~~83(b)~~87(b)

A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or previous termination or revocation of the proxy or power of attorney or other authority, or transfer of the shares in respect of which the proxy is given, provided no ~~intimation~~ notice in writing of the death, insanity, termination, revocation or transfer shall have been received at the Office or other place as may be designated in accordance with Article 87(a) of these Articles at least forty-eight hours ~~at least twenty-four hours~~ before

A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or previous termination or revocation of the proxy or power of attorney or other authority, or transfer of the shares in respect of which the proxy is given, provided no notice in writing of the death, insanity, termination, revocation or transfer shall have been received at the Office or other place as may be designated in accordance with Article 87(a) of these Articles at least forty-eight hours before the time fixed for holding the

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
			the time fixed for holding the meeting, or adjourned meeting, ~~or the taking of the pol~~l, at which the instrument of proxy is used or, in the case of a poll taken more than forty-eight hours after it was demanded, at least twenty- four hours before the time appointed for the taking of the poll. In calculating the notice period set out above, no account is to be taken of any part of a day that is a public holiday.	meeting, or adjourned meeting, at which the instrument of proxy is used or, in the case of a poll taken more than forty-eight hours after it was demanded, at least twenty-four hours before the time appointed for the taking of the poll. In calculating the notice period set out above, no account is to be taken of any part of a day that is a public holiday.
87	The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Ordinance.	~~87~~91

The Company shall keep in accordance with the Ordinance a register of directors containing the ~~names and addresses and occupations of its Directors~~ particulars required by the provisions of the Ordinance and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Ordinance.

The Company shall keep in accordance with the Ordinance a register of directors containing the particulars required by the provisions of the Ordinance and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Ordinance.
92

The Directors may from time to time and at any time by power of attorney or other instrument appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other instrument may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its

~~92~~96

The Directors may from time to time and at any time by power of attorney or other instrument executed as a deed appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other instrument executed as a deed may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Company may, by ~~writing under its sea~~l an instrument executed as a deed, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and

The Directors may from time to time and at any time by power of attorney or other instrument executed as a deed appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other instrument executed as a deed may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Company may, by an instrument executed as a deed, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments in Hong

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.		instruments in Hong Kong or elsewhere on its behalf ~~and to enter into contracts and sign the same on its behal~~f and every deed ~~signed~~ or any other document executed by such attorney on behalf of the Company ~~and under his sea~~l shall bind the Company and have the same effect as if it were ~~under the seal of~~ executed by the Company.	Kong or elsewhere on its behalf and every deed or any other document executed by such attorney on behalf of the Company shall bind the Company and have the same effect as if it were executed by the Company.
Nil	Nil	99

Except as otherwise provided in these Articles, the Board shall exercise the following functions and powers:

(a)       to convene the general meeting and report its work thereto;

(b)       to implement resolutions of the general meeting;

(c)       to decide on the Company’s business plan and investment plan that should be approved by the Board;

(d)       to approve the Company’s annual budget plan;

(e)       to formulate a dividend distribution plan or determine interim dividend within the scope of authorisation of the general meeting;

(f)       to formulate plans for increasing or reducing the share capital of the Company;

(g)       to decide on the issuance of general bonds by the Company (except for the issuance of convertible bonds

Except as otherwise provided in these Articles, the Board shall exercise the following functions and powers:

(a)       to convene the general meeting and report its work thereto;

(b)       to implement resolutions of the general meeting;

(c)       to decide on the Company’s business plan and investment plan that should be approved by the Board;

(d)       to approve the Company’s annual budget plan;

(e)       to formulate a dividend distribution plan or determine interim dividend within the scope of authorisation of the general meeting;

(f)       to formulate plans for increasing or reducing the share capital of the Company;

(g)       to decide on the issuance of general bonds by the Company (except for the issuance of convertible bonds

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)

which are subject to approval at the general meetings);

(h)       to formulate plans for material acquisitions, share buy-back, or merger, division, dissolution of the Company, and change of form of the Company which are subject to approval of the general meeting;

(i)       to decide on the Company’s guarantees to external parties, and may authorise any committee under the Board and the Company’s management to decide on guarantees to external parties based on actual needs of the Company;

(j)       to decide on external investments, purchase and sale of assets, entrusted financial management, connected (related) transactions and other matters of the Company within the scope authorised by applicable laws, regulations and regulatory documents and the general meeting;

(k)       to appoint or remove the CEO, president, company secretary and other senior management of the Company, and determine the remuneration of the CEO and the president;

(l)       to formulate or approve the basic management policies involving the management authority of the which are subject to approval at the general meetings);

(h)       to formulate plans for material acquisitions, share buy-back, or merger, division, dissolution of the Company, and change of form of the Company which are subject to approval of the general meeting;

(i)       to decide on the Company’s guarantees to external parties, and may authorise any committee under the Board and the Company’s management to decide on guarantees to external parties based on actual needs of the Company;

(j)       to decide on external investments, purchase and sale of assets, entrusted financial management, connected (related) transactions and other matters of the Company within the scope authorised by applicable laws, regulations and regulatory documents and the general meeting;

(k)       to appoint or remove the CEO, president, company secretary and other senior management of the Company, and determine the remuneration of the CEO and the president;

(l)       to formulate or approve the basic management policies involving the management authority of the

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)

general meeting of the Company and the Board;

(m)        to formulate the plan for amendments to these Articles subject to the Hong Kong law;

(n)       to manage the Company’s information disclosure;

(o)       to propose to the general meeting to appoint or remove auditor of the Company responsible for preparing the auditor’s report of a financial year; and

(p)       to listen to the work report of the management of the Company and to examine the work thereof.

The Board may authorize the delegation of these powers to be exercised by committee(s) of the Board and/or management of the Company, to such extent that is not expressly prohibited by applicable laws, regulations and regulatory documents.

general meeting of the Company and the Board;

(m)        to formulate the plan for amendments to these Articles subject to the Hong Kong law;

(n)       to manage the Company’s information disclosure;

(o)       to propose to the general meeting to appoint or remove auditor of the Company responsible for preparing the auditor’s report of a financial year; and

(p)       to listen to the work report of the management of the Company and to examine the work thereof.

The Board may authorize the delegation of these powers to be exercised by committee(s) of the Board and/or management of the Company, to such extent that is not expressly prohibited by applicable laws, regulations and regulatory documents.

97

At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation save any Director holding office as Chairman or Chief Executive Officer. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re- election. The Company at any general meeting at which any Directors retire may fill the vacated offices. No person other than a

~~97~~102

~~At each annual general meeting one-third o~~f ~~the Directors for the time being, or, if thei~~r ~~number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation save any Director holding office as Chairman or Chief Executive Officer~~. ~~The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shal~~l ~~(unless they otherwise agree between themselves) be determined by lot~~. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. The retiring Directors shall be eligible for re-

Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. The retiring Directors shall be eligible for re-election. The Company at any general meeting at which any Directors retire may fill the vacated offices. No person other than a Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless there shall have been lodged at the Office or at the head office of the Company within the period referred to in the next succeeding sentence a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless there shall have been lodged at the Office or at the head office of the Company within the period referred to in the next succeeding sentence a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting.

election. The Company at any general meeting at which any Directors retire may fill the vacated offices. No person other than a Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless there shall have been lodged at the Office or at the head office of the Company within the period referred to in the next succeeding sentence a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting.

the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting.
101	The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the shareholders in general meeting and any directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting.	~~101~~106

The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the ~~shareholders~~ members in general meeting and any directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-electio~~n, but shal~~l ~~not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual genera~~l ~~meeting~~.

The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the members in general meeting and any directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
104	Each Director may by written notification to the Company nominate any other person to act as alternate Director in his place for a specified period and at his discretion in similar manner remove such alternate Director. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved. The alternate Director shall (except as regards the power to appoint an alternate) be subject in all respects to the terms and conditions existing with reference to the other Directors of the Company; and each alternate Director, whilst acting as such, shall exercise and discharge all the functions, powers and duties of the Director he represents, but shall look to such Director solely for his remuneration as alternate Director. Every person acting as an alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall have one vote for each Director for whom he acts as alternate at any such meeting at which the Director appointing him is not personally present (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. Any person appointed as an alternate Director shall vacate his office as such alternate Director if and when the Director by whom he has been appointed removes him or vacates office as Director. An alternate Director shall be responsible and liable for his own acts, omissions and defaults. An alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the alternate Director shall not be vicariously liable for	~~104~~109	Each Director may by written notification to the Company nominate any other person to act as alternate Director in his place for a specified period and at his discretion in similar manner remove such alternate Director. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved. The alternate Director shall (except as regards the power to appoint an alternate) be subject in all respects to the terms and conditions existing with reference to the other Directors of the Company; and each alternate Director, whilst acting as such, shall exercise and discharge all the functions, powers and duties of the Director he represents, but shall look to such Director solely for his remuneration as alternate Director. Every person acting as an alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall have one vote for each Director for whom he acts as alternate at any such meeting at which the Director appointing him is not personally present (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. Any person appointed as an alternate Director shall vacate his office as such alternate Director if and when the Director by whom he has been appointed removes him or vacates office as Director. An alternate Director shall be responsible and liable for his own acts, omissions and defaults. An alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the alternate Director shall not be vicariously liable for	Each Director may by written notification to the Company nominate any other person to act as alternate Director in his place for a specified period and at his discretion in similar manner remove such alternate Director. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved. The alternate Director shall (except as regards the power to appoint an alternate) be subject in all respects to the terms and conditions existing with reference to the other Directors of the Company; and each alternate Director, whilst acting as such, shall exercise and discharge all the functions, powers and duties of the Director he represents, but shall look to such Director solely for his remuneration as alternate Director. Every person acting as an alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall have one vote for each Director for whom he acts as alternate at any such meeting at which the Director appointing him is not personally present (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. Any person appointed as an alternate Director shall vacate his office as such alternate Director if and when the Director by whom he has been appointed removes him or vacates office as Director. An alternate Director shall be responsible and liable for his own acts, omissions and defaults. An alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the alternate Director shall not be vicariously liable for

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	any acts or omissions, including but not limited to any tort, committed by or of the alternate Director while acting in the capacity of alternate Director. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.		any acts or omissions, including but not limited to any tort, committed by or of the alternate Director while acting in the capacity of alternate Director. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles. Section 478(1) of the Ordinance shall not be applicable to alternate Directors appointed under these Articles.	any acts or omissions, including but not limited to any tort, committed by or of the alternate Director while acting in the capacity of alternate Director. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles. Section 478(1) of the Ordinance shall not be applicable to alternate Directors appointed under these Articles.
106

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Ordinance. A general notice given to the Directors by a Director to the effect that he is a member or a director of a specified company or firm, and is to be regarded as interested in any contract, arrangement or dealing which may, after the date of the notice, be entered into or made with that company or firm, shall, for the purpose of this Article, be deemed to be a sufficient disclosure of interest in relation to any contract, arrangement or dealing so entered into or made. Without prejudice to the generality of the foregoing, a Director shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of sections 155B, 158, 161 and 161B of the Ordinance.

~~106~~111

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Ordinance. A general notice given to the Directors by a Director to the effect that he is a member or a director of a specified company or firm, and is to be regarded as interested in any contract, arrangement or dealing which may, after the date of the notice, be entered into or made with that company or firm, shall, for the purpose of this Article, be deemed to be a sufficient disclosure of interest in relation to any contract, arrangement or dealing so entered into or made. Without prejudice to the generality of the foregoing, a Director shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of ~~sections 155B, 158, 161 and 161B of~~ the Ordinance.

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Ordinance. A general notice given to the Directors by a Director to the effect that he is a member or a director of a specified company or firm, and is to be regarded as interested in any contract, arrangement or dealing which may, after the date of the notice, be entered into or made with that company or firm, shall, for the purpose of this Article, be deemed to be a sufficient disclosure of interest in relation to any contract, arrangement or dealing so entered into or made. Without prejudice to the generality of the foregoing, a Director shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of the Ordinance.
113	The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the	~~113~~118	The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the	The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	transaction of business. Until otherwise determined by the Board, two Directors shall constitute a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Matters arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.		transaction of business. Until otherwise determined by the Board, ~~two Directors shal~~l ~~constitute a quorum~~ more than half of the Directors attending the meeting shall constitute a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Matters arising at any meeting shall be decided by a majority of votes of all Directors attending at the meeting. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. The Directors who participate in the meeting in the aforesaid manner shall have the right to vote at the meeting and be counted into the quorum. Where the Board deliberates on RMB Share repurchase in accordance with the requirements of the relevant laws and regulations of the mainland of China or the authorisation of the general meeting, the resolution shall be passed at a Board meeting attended by more than two-thirds of the Directors.	transaction of business. Until otherwise determined by the Board, more than half of the Directors attending the meeting shall constitute a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Matters arising at any meeting shall be decided by a majority of votes of all Directors attending at the meeting. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. The Directors who participate in the meeting in the aforesaid manner shall have the right to vote at the meeting and be counted into the quorum. Where the Board deliberates on RMB Share repurchase in accordance with the requirements of the relevant laws and regulations of the mainland of China or the authorisation of the general meeting, the resolution shall be passed at a Board meeting attended by more than two-thirds of the Directors.
115	The Directors may elect a Chairman of the Board and determine the period for which he is to hold office; but if no such Chairman be elected, or if at any meeting the Chairman be not present within five minutes after the time	~~115~~120	The ~~Directors~~ Board may elect a ~~Chairman~~ chairman of the Board and determine the period for which he is to hold office;. The chairman of the Board should usually be the chairman of each Board meeting, but if no ~~such Chairman~~ chairman of the Board is ~~be~~ elected, or if at any Board meeting the	The Board may elect a chairman of the Board and determine the period for which he is to hold office. The chairman of the Board should usually be the chairman of each Board meeting, but if no chairman of the Board is elected, or if at any Board meeting the chairman of the Board is not present within

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.		~~Chairman~~ chairman of the Board is ~~be~~ not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their ~~numbe~~r member to be ~~Chairman~~ the chairman of such meeting.	five minutes after the time appointed for holding the same, the Directors present shall choose one of their member to be the chairman of such meeting.
116	A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill health or disability (or their alternate Directors) shall (so long as they constitute a quorum) be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing signed by a Director shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors or alternate Directors and for this purpose, a facsimile signature of a Director or an alternate Director shall be treated as valid.	~~116~~121

A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill health or disability (or their alternate Directors) shall (so long as they constitute a quorum) be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing signed by a Director shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors or alternate Directors ~~and for this purpose, a facsimile signature of a Director or an alternate Director shall be treated as valid~~ (whether by hand or electronically).

A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill health or disability (or their alternate Directors) shall (so long as they constitute a quorum) be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing signed by a Director shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors or alternate Directors (whether by hand or electronically).
120	All acts done bona fide by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director.	~~120~~125

All acts done bona fide by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors or members of committee, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director or member of committee.

All acts done bona fide by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors or members of committee, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director or member of committee.

123	The Company may have an official seal for use for sealing certificates for shares or other securities, with the addition of the word ‘Securities’ on its face or in such other form as the Board may approve, issued by the Company as permitted by section 73A of the	~~122~~128	The Company may have an official seal for use for sealing certificates for shares or other securities, with the addition of the word ‘Securities’ on its face or in such other form as the Board may approve, issued by the Company as permitted by section 126~~73A~~ of	The Company may have an official seal for use for sealing certificates for shares or other securities, with the addition of the word ‘Securities’ on its face or in such other form as the Board may approve, issued by the Company as permitted by section 126 of the

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)

Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document to which such official seal is affixed and such certificates or other document shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may by writing under the Seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document to which such official seal is affixed and such certificates or other document shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may by writing under the Seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document to which such official seal is affixed and such certificates or other document shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may by writing under the Seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

132	No dividend shall be payable except out of the profits or other distributable reserves of the Company, and no dividend shall bear interest as against the Company.	~~132~~137	No dividend shall be payable except out of the profits ~~or other distributable reserves~~ of the Company available for distribution in accordance with the Ordinance, and no dividend shall bear interest as against the Company.	No dividend shall be payable except out of the profits of the Company available for distribution in accordance with the Ordinance, and no dividend shall bear interest as against the Company.
133	The Directors may, if they think fit, from time to time, resolve to pay to the members such interim dividends as appear to the Directors to be justified by the reserves of the Company. If at any time the share capital of the Company is divided into different classes the Directors may resolve to pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the	~~133~~138	The Directors may, if they think fit, from time to time, subject to the authorisation of the general meeting, resolve to pay to the members such interim dividends as appear to the Directors to be justified by the reserves of the Company. If at any time the share capital of the Company is divided into different classes the Directors may resolve to pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred	The Directors may, if they think fit, from time to time, subject to the authorisation of the general meeting, resolve to pay to the members such interim dividends as appear to the Directors to be justified by the reserves of the Company. If at any time the share capital of the Company is divided into different classes the Directors may resolve to pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
	holders thereof preferential or special rights in regard to dividend, and provided that the Directors act bona fide they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also resolve to pay at half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the reserves of the Company justify the payment.		rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to dividend, and provided that the Directors act bona fide they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also resolve to pay at half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the reserves of the Company justify the payment.	rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to dividend, and provided that the Directors act bona fide they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also resolve to pay at half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the reserves of the Company justify the payment.
138	Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies of extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any local board or committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.	~~138~~143

Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and ~~accounts~~ financial statements relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies of extracts; and where any books, records, documents or ~~accounts~~ financial statements are elsewhere than at the Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any local board or committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and financial statements relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies of extracts; and where any books, records, documents or financial statements are elsewhere than at the Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any local board or committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
139

The Company in general meeting may upon the recommendation of the Directors resolve to capitalise any part of the Company’s reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to a dividend, and accordingly that such part be divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied as a capitalisation issue either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other:

Provided that any amount standing to the credit of a share premium account or a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid-up shares.

~~139~~144

The Company in general meeting may upon the recommendation of the Directors resolve to capitalise any part of the Company’s reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to a dividend, and accordingly that such part be divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied as a capitalisation issue either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full ~~unissued~~ shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other:.

~~Provided that any amount standing to the credit of a share premium account or a capita~~l ~~redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid-up shares~~.

The Company in general meeting may upon the recommendation of the Directors resolve to capitalise any part of the Company’s reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to a dividend, and accordingly that such part be divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied as a capitalisation issue either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
Nil	ACCOUNTS AND AUDITORS	Nil	ACCOUNTING RECORDS AND AUDITORS	ACCOUNTING RECORDS AND AUDITORS
142

The Directors shall cause proper books of account to be kept with respect to:

(a)       all sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure take place; and

(b)       the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of accounts as are necessary to give a true and fair view of the transactions.

~~142~~147

The Directors shall cause proper ~~books o~~f ~~accoun~~t accounting records to be kept in accordance with the provisions of the Ordinance with respect to:

(a)      daily entries of all sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure take place; and

(b)       the assets and liabilities of the Company.

Proper ~~books~~ accounting records shall not be deemed to be kept if there are ~~not kep~~t no keeping of such ~~books of accounts~~ accounting records ~~as are necessary to give a true and fai~~r ~~view of the transactions~~ that can satisfy the relevant provisions of the Ordinance.

The Directors shall cause proper accounting records to be kept in accordance with the provisions of the Ordinance with respect to:

(a)       daily entries of all sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure take place; and

(b)       the assets and liabilities of the Company.

Proper accounting records shall not be deemed to be kept if there are no keeping of such accounting records that can satisfy the relevant provisions of the Ordinance.

143	The Directors shall from time to time, in accordance with the provisions of the Ordinance, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Ordinance.	~~14~~148

The Directors shall from time to time, in accordance with the provisions of the Ordinance, cause to be prepared and to be laid before the Company in general meeting ~~such profit and loss accounts, balance sheets~~, ~~group accounts (if any~~) the financial statements and reports as are required by the Ordinance.

The Directors shall from time to time, in accordance with the provisions of the Ordinance, cause to be prepared and to be laid before the Company in general meeting the financial statements and reports as are required by the Ordinance.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
144

A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting, together with a copy of the Directors’ report and a copy of the Auditors’ report, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and all persons other than members or holders of debentures of the Company, being persons entitled to receive notices of general meetings of the Company:

Provided that this Article shall be subject to Article 144B and shall not require a copy of those documents to be sent to any person of whose address the Company is not aware, to more than one of the joint holders of any shares or debentures, nor to any person to whom the Company has duly sent a copy of a summary financial report (as defined in the Ordinance) in accordance with the provisions of the Ordinance and Article 144A.

~~144~~149

A copy of every balance sheet (including every document required by law to be annexed thereto) and profit and loss account which is to be laid before the Company in general meeting, together with a copy of the Directors’ report and a copy of the Auditors’ report, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and all persons other than members or holders of debentures of the Company, being persons entitled to receive notices of general meetings of the Company:

Provided that this Article shall be subject to Article ~~144B~~151 and shall not require a copy of those documents to be sent to any person of whose address the Company is not aware, to more than one of the joint holders of any shares or debentures, nor to any person to whom the Company has duly sent a copy of a summary financial report (as defined in the Ordinance) in accordance with the provisions of the Ordinance and Article ~~144A~~ 150.

A copy of every balance sheet (including every document required by law to be annexed thereto) and profit and loss account which is to be laid before the Company in general meeting, together with a copy of the Directors’ report and a copy of the Auditors’ report, shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and all persons other than members or holders of debentures of the Company, being persons entitled to receive notices of general meetings of the Company.

Provided that this Article shall be subject to Article 151 and shall not require a copy of those documents to be sent to any person of whose address the Company is not aware, to more than one of the joint holders of any shares or debentures, nor to any person to whom the Company has duly sent a copy of a summary financial report (as defined in the Ordinance) in accordance with the provisions of the Ordinance and Article 150.

147

Every statement of accounts audited by the Company’s Auditors and presented by the Board at a general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive.

~~147~~154

Every ~~statement of accounts~~ set of financial statements audited by the Company’s Auditors and presented by the Board at a general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the ~~statement of accounts~~ set of financial statements amended in respect of the error shall be conclusive.

Every set of financial statements audited by the Company’s Auditors and presented by the Board at a general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the set of financial statements amended in respect of the error shall be conclusive.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
148	Any notice, document or communication to be given or issued to the members shall be in writing in any one or more languages, may be served by the Company upon any member either personally or by sending it by mail, postage prepaid, addressed to such member at his registered address, and, in any case where the registered address of such member is outside Hong Kong, by prepaid airmail, or by delivering, sending or otherwise making available through electronic or other means to such member.	~~148~~155	Subject to the provisions of the Ordinance, any ~~Any~~ notice, document or communication to be given or issued to the members shall be in writing in any one or more languages, may be served by the Company upon any member either personally or by sending it by mail, postage prepaid, addressed to such member at his registered address, and, in any case where the registered address of such member is outside Hong Kong, by prepaid airmail, or by delivering, sending or otherwise making available through electronic or other means to such member.	Subject to the provisions of the Ordinance, any notice, document or communication to be given or issued to the members shall be in writing in any one or more languages, may be served by the Company upon any member either personally or by sending it by mail, postage prepaid, addressed to such member at his registered address, and, in any case where the registered address of such member is outside Hong Kong, by prepaid airmail, or by delivering, sending or otherwise making available through electronic or other means to such member.
149	Any notice sent by mail shall be deemed to have been served in the case where the member’s registered address is in Hong Kong on the day following that on which the notice is mailed in Hong Kong and in any other case on the fifth day after the day of mailing. In proving such service it shall be sufficient to prove that the notice was properly addressed and mailed, postage prepaid.	~~149~~156

Subject to the provisions of the Ordinance, any ~~Any~~ notice sent by mail shall be deemed to have been served in the case where the member’s registered address is in Hong Kong on the day following that on which the notice is mailed in Hong Kong and in any other case on the fifth day after the day of mailing. In proving such service it shall be sufficient to prove that the notice was properly addressed and mailed, postage prepaid.

Subject to the provisions of the Ordinance, any notice sent by mail shall be deemed to have been served in the case where the member’s registered address is in Hong Kong on the day following that on which the notice is mailed in Hong Kong and in any other case on the fifth day after the day of mailing. In proving such service it shall be sufficient to prove that the notice was properly addressed and mailed, postage prepaid.

Nil	Nil	163

After the listing of the RMB Shares on the Shanghai Stock Exchange, the Company shall give notice to the holders of the RMB Shares by issuing an announcement according to the applicable regulations of the CSRC and the Shanghai Stock Exchange. Once the announcement is released, it will be deemed that all holders of the RMB Shares have received such notice.

After the listing of the RMB Shares on the Shanghai Stock Exchange, the Company shall give notice to the holders of the RMB Shares by issuing an announcement according to the applicable regulations of the CSRC and the Shanghai Stock Exchange. Once the announcement is released, it will be deemed that all holders of the RMB Shares have received such notice.

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)
157	If the Company shall be wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company or vest any part of the assets of the Company in trustees upon such trusts for the benefit of the members or any of them as the resolution shall provide. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to section 237 of the Ordinance.	~~157~~165

If the Company shall be wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company or vest any part of the assets of the Company in trustees upon such trusts for the benefit of the members or any of them as the resolution shall provide. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to section 237 of the Companies (Winding up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong).

If the Company shall be wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company or vest any part of the assets of the Company in trustees upon such trusts for the benefit of the members or any of them as the resolution shall provide. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of members otherwise than in accordance with their existing rights, but each member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to section 237 of the Companies (Winding up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong).

159A

Subject to Article 159 and the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company:

(i)       insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii)       insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in

~~159A~~168

Subject to Article ~~159~~ 167 and the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company:

(i)       insurance against any liability to the Company, an ~~related~~ associated company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or an ~~related~~ associated company; and

(ii)      insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in

Subject to Article 167 and the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company:

(i)       insurance against any liability to the Company, an associated company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or an associated company; and

(ii)       insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in

APPENDIX IV	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article no. before revision	Before revision	Article no. after revision	After revision (with marks)	After revision (clean)

relation to the Company or a related company.

In this Article 159A, “related company” in relation to the Company means any company that is the Company’s subsidiary or holding company or a subsidiary of the Company’s holding company.

relation to the Company or an ~~related~~ associated company.

In this Article ~~159A~~ 168, “~~related~~ associated company” in relation to the Company means any company that is the Company’s subsidiary or holding company or a subsidiary of the Company’s holding company.

relation to the Company or an associated company.

In this Article 168, “associated company” in relation to the Company means any company that is the Company’s subsidiary or holding company or a subsidiary of the Company’s holding company.

162(c)

the Company has caused an advertisement to be inserted in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Ordinance) advertising its intention to sell such shares and a period of three months has elapsed since the date of such advertisement; and

~~162(c)~~ 171(c)

the Company has caused an advertisement to be inserted in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of ~~section 71A o~~f the Ordinance) advertising its intention to sell such shares and a period of three months has elapsed since the date of such advertisement; and

the Company has caused an advertisement to be inserted in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of the Ordinance) advertising its intention to sell such shares and a period of three months has elapsed since the date of such advertisement; and

Figures in the Articles of Association shall be represented in or changed to Arabic numerals unless it is considered necessary to use Chinese numeric characters for consistency in representations of figures. The Articles of Association and references to the articles shall be renumbered accordingly after the addition and removal of certain articles.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

CNOOC LIMITED

RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Chapter 1 General Provisions

Article 1

In order to regulate the operation of general meetings of CNOOC Limited (hereinafter referred to as the Company), improve the efficiency of procedures of general meetings, guarantee the legality of procedures and resolutions of general meetings and safeguard the legitimate rights and interests of members, these Rules have been formulated in accordance with the relevant requirements of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (hereinafter referred to as the Ordinance), the Notice of the General Office of the State Council on Forwarding the Opinions on the Pilot Programmes of Innovative Enterprises Issuing Stocks or Depositary Receipts in the Mainland of China from China Securities Regulatory Commission 《( 國務院辦公廳轉發證監會關於開展創新企業境內發行股票或存託憑證試點若干意見的通知》), the Measures on Ongoing Supervision over the Innovative Enterprises after Issuance of Shares or Depository Receipts (Trial Implementation) 《( 創新企業境內發行股票或存託憑證上市後持續監管實施辦法（試行）》), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Rules governing the Listing of Stocks on the Shanghai Stock Exchange and other laws, (herein after referred to as the Hong Kong Stock Exchange Listing Rules) regulations and regulatory documents, as well as the Articles of Association of CNOOC Limited (hereinafter referred to as the Articles of Association).

Article 2

The general meeting of the Company is composed of all members of the Company. It is the highest organ of power of the Company. The members in general meetings shall exercise their duties and powers in accordance with the Ordinance, the Articles of Association and these Rules.

Article 3

The Company, all members, members’ proxies, all directors, senior management, relevant staffs of the general meetings, and other personnel present at the general meetings are bound by these Rules.

Article 4

The board of directors of the Company (hereinafter referred to as the Board) shall comply strictly with the provisions related to the convening of general meetings in the Ordinance, other applicable laws, regulations, regulatory documents and the Articles of Association, and shall organise the general meetings earnestly and timely. All directors of the Company shall bear the responsibility of honesty and diligence for the normal convening of the general meetings and shall not hinder the general meetings from lawfully performing the duties and powers in accordance with the law.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Chapter 2 Convening of General Meetings

Article 5

The Company shall in each financial year hold a general meeting as its annual general meeting (hereinafter referred to as an annual general meeting) within the period specified in the Ordinance in addition to any general meeting in that financial year.

Article 6

General meetings shall include other general meetings that are not annual general meeting. The time and place of the general meetings shall be determined by the Board.

Article 7

The directors may, whenever they think fit, and shall on requisition in accordance with the Ordinance, proceed to convene a general meeting.

Article 8

Members who individually or collectively hold 5% or more of the total number of shares issued by the Company with voting rights shall have the right to request the Board to convene a general meeting, which shall be proposed to the office for the board of directors. The Board shall issue a notice of the general meeting within the time limit specified in the Ordinance, where any changes made to the aforesaid member’s request shall be subject to the consent of the relevant members. If the Board fails to convene a general meeting within the time limit specified in the Ordinance after receiving the request, members requesting such a general meeting or members who hold more than half of the total voting rights held by all such members, may convene a general meeting by themselves. The Board and the Company secretary shall cooperate with respect to the general meeting convened by the members. If the general meeting is convened by the members as a result of the Boards’ failure to convene the same in response to the said request, any reasonable expenses incurred for the meeting shall be borne by the Company.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Chapter 3 Proposals of the General Meeting

Article 9

Proposals put forward at a general meeting are specific proposals for matters to be considered at a general meeting. The contents of the proposals shall fall within the scope of authorities and duties of the general meetings, have clear topics and specific resolutions, and comply with relevant requirements of laws, regulations and the Articles of Association.

Article 10

Where the Company holds a general meeting, the Board shall have the right to make proposals to the Company. After the notice of the general meeting is given, provided that the scheduled convening of the general meeting by the Company shall not be affected, the shareholder(s) satisfying the following requirements can put forward to the Company through the Board provisional proposals in accordance with the Articles of Association: (i) such shareholder(s) is/are registered shareholder(s) of the Company at the time when such shareholder(s) put forward the provisional proposal in accordance with the Articles of Association and on the record date of the voting on the general meeting, individually or collectively holding 3% or more of the total number of shares issued by the Company with voting rights; and (ii) the provisional proposal is put forward by such shareholder(s) and submitted to the Board in writing 10 days before the convening of the general meeting. The Company shall provide its members with any material information on the subject matter to be considered at a general meeting that comes to the directors’ attention after the notice of the general meeting is issued. The Company must provide the relevant information not less than 10 business days before the date of the relevant general meeting to consider the subject matter in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules. The Company shall adjourn the general meeting before considering the relevant resolution to ensure compliance with the 10 business days requirement. Proposals that are not listed in the notice of the general meeting or that do not meet the requirements of Article 9 of these Rules shall not be voted or resolved at the general meeting.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Chapter 4 Notice of General Meetings

Article 11

Subject to the provisions of the Ordinance, an annual general meeting shall be called by not less than twenty-one days’ notice in writing, and any other general meeting shall be called by not less than fourteen days’ notice in writing. The notice shall specify the place, date and time of meeting, and the general nature of the business to be transacted at the meeting.

Article 12

The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. There shall appear on every such notice with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a member of the Company. The Company must comply with the applicable legal requirements concerning the notice of the meeting for resolutions regarding the removal or appointment to replace the removed director and auditor.

Article 13

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in these Rules or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed:

(a)	in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b)	in any other case, by a majority in number of the members having the right to attend and vote at the meeting, being a majority together representing at least 95% of the total voting rights at the meeting of all such members.

Article 14

The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Chapter 5 Convening of General Meetings

Article 15

No business save the election of a chairman of the meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Article 16

If, within thirty minutes from the time appointed for the meeting a quorum be not present, the meeting, if convened upon requisition in accordance with the Ordinance, shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the chairman of the meeting may determine. If at such adjourned meeting a quorum be not present within thirty minutes from the time appointed for the meeting, the member or members present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

Article 17

The chairman (if any) of the Board shall preside as chairman at every general meeting. If there is no such chairman or if at any meeting such chairman is not present within fifteen minutes after the time appointed for holding the meeting, or if the chairman is not willing to act as chairman at the meeting, the directors present shall choose one of their member to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to act as chairman, the persons present and entitled to vote shall elect one of their member to be the chairman of the meeting.

Article 18

The chairman of any general meeting at which a quorum is present may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place or sine die; but no business shall be transacted at any adjourned meeting other than business which might have been transacted at the meeting from which the adjournment took place unless due notice thereof is given or such notice is waived in the manner prescribed by these Rules. When a meeting is adjourned for thirty days or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. Where a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the directors.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Chapter 6 Voting and Resolution of General Meetings

Article 19

(a)	At any general meeting a resolution put to the vote of the meeting shall be decided by a poll in accordance with the Hong Kong Stock Exchange Listing Rules and/or other applicable laws, regulations, departmental rules and regulatory documents. However, the chairman of the meeting may make decisions in good faith to the extent permitted by the above documents, and allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

(b)	If, before or on the declaration of the result on a show of hands at a general meeting, the chairman of the meeting knows from the proxies received by the Company that the result on a show of hands will be different from that on a poll, the chairman of the meeting must demand a poll.

(c)	Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Article 20

A demand for a poll may be withdrawn only with the approval of the chairman of the meeting, at any time before the close of the meeting or the taking of the poll, whichever is earlier. If a poll be directed or demanded in the manner (including the use of ballot or voting papers or tickets) above mentioned it shall (subject to the provisions of the Articles of Association) be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the chairman of the meeting may appoint. No notice need be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

Article 21

Save as provided by the Articles of Association to the contrary, resolutions of the general meeting shall be passed by more than half of the voting rights held by the members attending the meeting. Unless otherwise provided by applicable laws, regulations, departmental rules and regulatory documents, the following matters shall be passed by more than two-thirds of the voting rights held by members attending the meeting:

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

(a)	approval of amendments to the Articles of Association, or pass of new articles of association of the Company;

(b)	reduction of share capital of the Company;

(c)	approval of the merger, division and dissolution of the Company or change of form of the Company; and

(d)	review and approval of the purchase or sale of material assets of the Company within one year which exceed 30% of the Company’s audited total assets in the latest financial period.

Article 22

In the case of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the Chairman of the meeting shall be entitled to a second or casting vote.

Article 23

A poll demanded upon the election of a chairman or upon a question of adjournment shall be taken forthwith. Any business, other than that upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

Article 24

(a)	Save as expressly provided in these Rules, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum at any general meeting.

(b)	No objection shall be made to the validity of any vote except at a meeting at which such vote shall be tendered and every vote whether given personally or by proxy not disallowed at such meeting shall be deemed valid for all purposes whatsoever of such meeting or poll.

(c)	In case of any dispute as to voting the chairman shall determine the same, and such determination shall be final and conclusive.

Article 25

Subject to the provisions of the Ordinance, a resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Article 26

Subject to the Articles of Association and these Rules and to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under section 606 of the Ordinance at any general meeting shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every fully paid-up share of which he is the holder.

Article 27

Any person entitled under the Articles of Association to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least forty-eight hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

Article 28

On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Article 29

A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and such committee, curator bonis or other person may on a poll, vote by proxy. If any member be a minor he may vote by his guardian or one of his guardians who may give their votes personally or by proxy. Where a member is, under the Hong Kong Stock Exchange Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Chapter 7 Proxies

Article 30

Voting at a general meeting may be made by members in person or by a proxy. A proxy need not be a member of the Company. An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the directors may accept, and shall be deemed, subject to the proviso hereinafter contained, to confer authority upon the proxy to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit.

Article 31

Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at a general meeting shall be such as to enable the member according to his intention to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any meeting business and shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Article 32

The instrument appointing a proxy shall be signed by the appointor, or his duly authorised attorney, of if such appointor be a corporation, under its common seal or signed by some officer, attorney or other person duly authorised in that behalf.

Article 33

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the registered office of the Company (or other places specified in the notice of general meeting or the instrument of proxy issued by the Company) at least forty-eight hours (or a later date determined by the Board) before the time fixed for holding the meeting or the adjourned meeting at which the person named in such instrument proposes to attend and vote or adjourn meeting or a poll (as the case may be). Otherwise the person so named shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the chairman of the meeting. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked. In calculating the notice period set out above, no account is to be taken of any part of a day that is a public holiday.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Article 34

Any member may by power of attorney appoint any person to be his attorney for the purpose of attending and voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such member is entitled to vote. Every such power shall be delivered or received in accordance with the Articles of Association,; otherwise the attorney shall not be entitled to vote at that meeting (or as the case may be) except with the approval of the chairman of the meeting.

Article 35

(a)	An instrument of proxy may be revoked by forwarding to the registered office of the Company or other places as designated for this purpose by the notice of general meeting or any power of attorney issued by the Company written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy.

(b)	A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or previous termination or revocation of the proxy or power of attorney or other authority, or transfer of the shares in respect of which the proxy is given, provided no notice in writing of the death, insanity, termination, revocation or transfer shall have been received at the registered office of the Company or other places as may be designated in accordance with the Articles of Association at least forty-eight hours before the time fixed for holding the meeting, or adjourned meeting, at which the instrument of proxy is used or, in the case of a poll taken more than forty-eight hours after it was demanded, at least twenty-four hours before the time appointed for the taking of the poll. In calculating the notice period set out above, no account is to be taken of any part of a day that is a public holiday.

Article 36

Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such persons at it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. References in these Rules to a member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Article 37

Without prejudice to the Articles of Association and the generality of these Rules, where that member and/or warrantholder is a clearing house or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative(s) or proxy(ies) at any members’ meetings or any meetings of any class of members and/or warrantholders provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of shares and/or warrants in respect of which each such person is so authorised. The person so authorised will be deemed to have been duly authorised without the need of producing any documents of title, notarised authorisation and/or further evidence for substantiating the facts that it is duly authorised and will be entitled to exercise the same power on behalf of the clearing house as that clearing house or its nominee(s) could exercise if it were an individual shareholder and/or warrantholder of the Company.

Chapter 8 Minutes of the General Meeting

Article 38

The minutes of the general meeting shall be kept by the Company secretary, and the following content shall be recorded in the minutes of the meeting:

(1)	time and venue of the meeting;

(2)	names of the chairman of the meeting and the directors present at the meeting;

(3)	the total number of voting shares held by members and/or their proxies attending the meeting;

(4)	the voted resolutions and voting results; and

(5)	other matters that shall be recorded in the minutes of the general meeting.

Article 39

The Company secretary shall ensure that the contents of the meeting minutes are true, accurate and complete. The chairman of the meeting or the chairman of the next general meeting shall sign the meeting minutes and ensure that the contents of the minutes are true, accurate and complete.

APPENDIX V	RULES OF PROCEDURES FOR THE HOLDING OF GENERAL MEETINGS

Chapter 9 Miscellaneous

Article 40

Any matters not specified in these Rules shall be implemented in accordance with applicable laws, regulations, regulatory documents, the Articles of Association and other relevant regulations.

Article 41

These Rules have been formulated by the Board and submitted to the general meeting for review and approval, and shall take effect from the date of the initial public offering and listing of the RMB shares of the Company on the main board of the Shanghai Stock Exchange.

Article 42

The references to “more than”, “less than”, “within” and “exceeding” herein shall include the number immediately following them, and “not exceeding”, “over” and “other than” herein shall exclude the number immediately following them.

Article 43

These Rules shall be interpreted by the Board.

APPENDIX VI	RULES OF PROCEDURES FOR THE HOLDING OF BOARD MEETINGS

CNOOC LIMITED

RULES OF PROCEDURES FOR THE HOLDING OF BOARD MEETINGS

Chapter 1 General Provisions

Article 1

In order to further regulate the method of discussion and decision-making procedures of the board of directors (hereinafter referred to as the Board) of CNOOC Limited (hereinafter referred to as the Company), these Rules have been formulated in accordance with the relevant requirements of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (hereinafter referred to as the Ordinance), the Notice of the General Office of the State Council on Forwarding the Opinions on the Pilot Programmes of Innovative Enterprises Issuing Stocks or Depositary Receipts in the Mainland of China from China Securities Regulatory Commission 《( 國務院辦公廳轉發證監會關於開展創新企業境內發行股票或存託憑證試點若干意見的通知》), the Measures on Ongoing Supervision over the Innovative Enterprises after Issuance of Shares or Depository Receipts (Trial Implementation) 《( 創新企業境內發行股票或存託憑證上市後持續監管實施辦法（試行）》), the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (hereinafter referred to as the Hong Kong Stock Exchange Listing Rules) and other laws, regulations and regulatory documents, as well as the Articles of Association of CNOOC Limited (hereinafter referred to as the Articles of Association).

Chapter 2 Rules of Procedures

Article 2

The Board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals.

APPENDIX VI	RULES OF PROCEDURES FOR THE HOLDING OF BOARD MEETINGS

Article 3

The chairman of the Board or any two directors may, and the company secretary shall on the requisition of such persons, at any time summon a meeting of the Board by notice to each director and alternate director by telephone, facsimile, e-mail, telegraph or telex during normal business hours, or by sending notice in writing to each director and alternate director by first class mail, charges prepaid, at least two (2) days before the date of the meeting, which notice shall set forth the general nature of the business to be considered unless such notice is waived by all the directors (or their alternate directors) either at, before or after the meeting is held, and provided further that if notice is given in person, by telephone, facsimile, e-mail, telegraph or telex, the same shall be deemed to have been given on the day when it is delivered to the directors or transmitting organisation (as the case may be). Notice of at least fourteen (14) days shall be given to each director and alternate director for any regular Board meeting. The accidental omission to give notice of a meeting of the Board to, or the non-receipt of notice of a meeting by any person entitled to receive the notice, shall not invalidate the proceedings of that meeting.

Article 4

Notice of a meeting of the Board shall be deemed to be duly given to a director if it is given to him/her personally, in writing or by word of mouth, or sent to him/her at his/her last known address or any other address given by him/her to the Company for this purpose. A director may waive notice of any meeting and any such waiver may be retrospective.

Article 5

Unless otherwise determined by the Board, more than half of the directors present at a meeting shall constitute a quorum. For the purpose of this Article, an alternate director shall be counted in a quorum but, notwithstanding that an alternate director is also a director or is an alternate for more than one director, he shall for quorum purposes count as only one director. A meeting of the Board at which a quorum is present shall be competent to exercise all or part of the authorities, powers and discretions for the time being vested in or exercisable by the Board generally.

Article 6

The Board may elect a chairman of the Board and determine the period for which he is to hold office. The chairman of the Board should usually be the chairman of each Board meeting, but if no chairman of the Board is elected, or if at any Board meeting the chairman of the Board is not present within five minutes after the time appointed for holding the same, the directors present shall choose one of their member to be the chairman of such meeting.

APPENDIX VI	RULES OF PROCEDURES FOR THE HOLDING OF BOARD MEETINGS

Article 7

A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in a meeting according to this Article shall constitute presence in person at such meeting. A director participating in a meeting by the abovementioned means shall be entitled to vote at the meeting and be counted in the quorum.

Article 8

A resolution in writing signed by all the directors except such as are temporarily unable to act through ill health or disability (or their alternate directors) shall (so long as they constitute a quorum) be as effective for all purposes as a resolution of the Board passed at a meeting duly convened, held and constituted. A written notification of confirmation of such resolution in writing signed by a director shall be deemed to be his signature to such resolution in writing for the purposes of these Rules. Such resolution in writing may consist of several documents, each signed by one or more directors or alternate directors, either in writing or electronically.

Article 9

A director (except an alternate director) may be represented at any meetings of the Board by a proxy appointed in writing by him. The proxy shall be counted in the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing director. However, a person appointed as a proxy pursuant to this Article shall have no right to attend a meeting of the Board or vote thereat, unless (i) such person is himself a director or (ii) the chairman of that meeting (hereinafter referred to as the Relevant Chairman) is satisfied that (a) such person has entered into an agreement with the Company, pursuant to which he has given appropriate undertakings with regard to the Company’s confidential information or such other matters as the Relevant Chairman shall determine and (b) it is appropriate for such person to attend the meeting. A proxy (unless he is a director in his own right) shall have no right to speak at a meeting of the Board unless permitted to do so generally or on a specific occasion by the Relevant Chairman. A proxy shall produce all such evidences as the Relevant Chairman may reasonably require to demonstrate his appointment as proxy for a director in respect of the meeting.

APPENDIX VI	RULES OF PROCEDURES FOR THE HOLDING OF BOARD MEETINGS

Article 10

Except as otherwise provided in the Articles of Association, the Board may meet together for the dispatch of business, adjourn or otherwise regulate their meetings as they think fit. Except as otherwise provided in the Articles of Association, matters arising at any meeting shall be decided by a majority of votes of all directors present at such meeting. One director shall have one vote when voting on a Board resolution. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote. The vote of an alternate director shall not be counted if his appointor is present at such meeting. Where a director is connected with or related to an enterprise involved in the resolution of a meeting of the Board, the connected or related director shall neither vote on the resolution nor exercise voting rights on behalf of other directors. The resolutions proposed at a meeting of the Board shall be decided by a majority of all non-connected or unrelated directors present at the meeting. If there are less than three non-connected or unrelated directors attending the meeting of the Board, the Company shall submit the matter to the general meeting for deliberation. Subject to the exceptions particularly specified in the Articles of Association, the directors shall not vote on any Board resolution approving any contract, transaction, loan, arrangement or any other proposal in which he or any of his close associates (as defined under the Hong Kong Stock Exchange Listing Rules) has a material interest.

Article 11

Where the Board approves matters related to the repurchase of RMB shares of the Company in accordance with the requirements of the relevant laws and regulations of the mainland of China or the authorisation of the general meeting, the resolution shall be decided by more than two-thirds of the directors attending the Board meeting.

Article 12

The Board may, from time to time, appoint committees consisting of any Board member(s) and/or such one or more persons as they think fit, and may delegate any of their powers to any such committee and, from time to time, revoke any such delegation and discharge any such committee wholly or in part. Any committee so appointed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed upon it by the Board. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

APPENDIX VI	RULES OF PROCEDURES FOR THE HOLDING OF BOARD MEETINGS

Article 13

The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these Rules regulating the meetings and proceedings of the directors, insofar as the same are not superseded by any regulations made by the Board under the last preceding Article.

Article 14

All acts done bona fide by any meeting of the Board or of a committee of the Board, or by any persons acting as directors or members of the committee, shall, notwithstanding that there was some defect in the appointment of any such directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a director.

Article 15

In respect of the meetings of the Board and the committees under it held physically or via video or telephone conference, the company secretary shall arrange to take the minutes of the meetings. The Board shall cause to be entered and kept in books provided for the purpose minutes of the following: (a) all appointments of officers; (b) all the names of the directors and any alternate director who is not a director present at each meeting of the Board or of any committee; and (c) all resolutions and proceedings of meetings of the Board and committees.

Article 16

Any minutes of any meeting of the Board, or of any committee, or of the Company, if purporting to be signed by the chairman of such meeting, or by the chairman of the next succeeding meeting, shall be receivable as evidence of the proceedings of such meeting.

Article 17

In addition to the meeting minutes, the company secretary may also arrange to compile a concise summary of the convening of the meeting as needed, and make a separate resolution record for the resolutions decided at the meeting based on the statistical voting results. The minutes of meetings of the Board and the committees under it shall record the matters considered and the decisions reached at the relevant meetings in detail, specifying any concerns or objections raised by the directors. After conclusion of a Board meeting, the first draft and final draft of the minutes shall be successively dispatched to all directors within a reasonable period. The first draft shall be for the directors’ comments, and the final draft shall be kept by the directors for records. Meeting files of the Board and the committees under it, including notices and materials of meetings, attendance books (if any), powers of attorney granted by the directors to their proxies, audio recording of the meetings (if any), voting papers (if any), meeting minutes duly signed by the chairman of the relevant meeting, written resolutions signed by all directors, etc., shall be kept by the company secretary. The meeting minutes shall be made available for inspection by any director within any reasonable period of time upon reasonable notice given by such director.

APPENDIX VI	RULES OF PROCEDURES FOR THE HOLDING OF BOARD MEETINGS

Chapter 3 Miscellaneous

Article 18

Any matters not specified in these Rules shall be implemented in accordance with applicable laws, regulations, regulatory documents, the Articles of Association and other relevant requirements.

Article 19

These Rules have been formulated by the Board and submitted to the general meeting for review and approval, and shall take effect from the date of the initial public offering and listing of the RMB shares of the Company on the main board of the Shanghai Stock Exchange.

Article 20

The references to “more than”, “less than”, “within” and “exceeding” herein shall include the number immediately following them, and “not exceeding”, “over” and “other than” herein shall exclude the number immediately following them.

Article 21

These Rules shall be interpreted by the Board.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 26 October 2021 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as ascribed to them in the circular dated 4 October 2021 issued by the Company (the “Circular”).

ORDINARY RESOLUTIONS

1.	To consider and approve the RMB Share Issue and the Specific Mandate (including but not limited to the particulars as set out in the section headed “Resolution on the RMB Share Issue and the Specific Mandate” in the Circular).

2.	To consider and approve the authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue” in the Circular).

3.	To consider and approve the plan for distribution of profits accumulated before the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the plan for distribution of profits accumulated before the RMB Share Issue” in the Circular).

4.	To consider and approve the plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue in the form as set forth in Appendix I to the Circular.

5.	To consider and approve the profits distribution policy and dividend return plan for the three years after the RMB Share Issue in the form as set forth in Appendix II to the Circular.

6.	To consider and approve the use of proceeds from the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the use of proceeds from the RMB Share Issue” in the Circular).

NOTICE OF EXTRAORDINARY GENERAL MEETING

7.	To consider and approve the remedial measures for the dilution of immediate returns after the RMB Share Issue in the form as set forth in Appendix III to the Circular.

8.	To consider and approve the undertakings and the corresponding binding measures in connection with the RMB Share Issue.

9.	To consider and approve the adoption of rules of procedures for the holding of general meetings in the form as set forth in Appendix V to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.

10.	To consider and approve the adoption of rules of procedures for the holding of Board meetings in the form as set forth in Appendix VI to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.

11.	To consider and approve the proposal on dealing with matters related to director and senior management liability insurance (including but not limited to the particulars as set out in the section headed “Resolution on dealing with matters related to director and senior management liability insurance” in the Circular).

12.	To authorise any Director or officer of the Company to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to the ordinary resolutions above.

SPECIAL RESOLUTION

13.	To consider and approve the proposed amendments to the Articles of Association:

“THAT subject to and conditional upon the passing of ordinary resolution numbered “1” above:

(1)	the proposed amendments to the Articles of Association as set forth in Appendix IV to the Circular be and are hereby approved and the same to take effect from the date of listing of the RMB Shares on the main board of the Shanghai Stock Exchange;

(2)	the articles of association of the Company reflecting the amendments referred to in sub- paragraph (1) above in the form tabled at the EGM, marked “A” and for the purpose of identification signed by a Director be approved and the same be adopted in substitution for and to the exclusion of the existing Articles of Association with effect from the date of listing of the RMB Shares on the main board of the Shanghai Stock Exchange; and

NOTICE OF EXTRAORDINARY GENERAL MEETING

(3)	any Director or officer of the Company be and is hereby authorised to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to this special resolution.”

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 4 October 2021

Registered Office:

65th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and the class of Shares in respect of which each such proxy is so appointed. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the EGM as proxy to attend and vote on your behalf at the EGM or any adjournment thereof.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for the holding of the EGM or any adjournment thereof (as the case may be).

3.	Completion and delivery of the form of proxy will not preclude a shareholder of the Company entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	Pursuant to Rule 13.39(4) of the Hong Kong Stock Exchange Listing Rules, voting for the resolutions set out in this notice of the EGM will be taken by poll, except where the chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.	For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 21 October 2021 (Thursday) to 26 October 2021 (Tuesday) (both days inclusive), during which period no transfer of Shares will be registered. In order to be eligible to attend and vote at the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant Share certificate(s) must be lodged with the Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Center 183 Queen’s Road East, Wan Chai, Hong Kong for registration not later than 4:30 p.m. on 20 October 2021 (Wednesday).

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
TO BE HELD ON 26 OCTOBER 2021

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy (Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE MEETING (Note 1) to attend and vote for me/us and on my/our behalf at the extraordinary general meeting (the “EGM”) of the Company to be held on 26 October 2021 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS*	FOR (Note 5)	AGAINST (Note 5)
1.	To consider and approve the RMB Share Issue and the Specific Mandate (including but not limited to the particulars as set out in the section headed “Resolution on the RMB Share Issue and the Specific Mandate” in the circular issued by the Company dated 4 October 2021 (the “Circular”).
2.	To consider and approve the authorisation to the board of directors of the Company (the “Board”) and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue” in the Circular).
3.	To consider and approve the plan for distribution of profits accumulated before the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the plan for distribution of profits accumulated before the RMB Share Issue” in the Circular).
4.	To consider and approve the plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue in the form as set forth in Appendix I to the Circular.
5.	To consider and approve the profits distribution policy and dividend return plan for the three years after the RMB Share Issue in the form as set forth in Appendix II to the Circular.
6.	To consider and approve the use of proceeds from the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the use of proceeds from the RMB Share Issue” in the Circular).
7.	To consider and approve the remedial measures for the dilution of immediate returns after the RMB Share Issue in the form as set forth in Appendix III to the Circular.

	ORDINARY RESOLUTIONS*	FOR (Note 5)	AGAINST (Note 5)
8.	To consider and approve the undertakings and the corresponding binding measures in connection with the RMB Share Issue.
9.	To consider and approve the adoption of rules of procedures for the holding of general meetings in the form as set forth in Appendix V to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.
10.	To consider and approve the adoption of rules of procedures for the holding of Board meetings in the form as set forth in Appendix VI to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.
11.	To consider and approve the proposal on dealing with matters related to director and senior management liability insurance (including but not limited to the particulars as set out in the section headed “Resolution on dealing with matters related to director and senior management liability insurance” in the Circular).
12.	To authorise any Director or officer of the Company to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to the ordinary resolutions above.
SPECIAL RESOLUTION*
13.	To consider and approve the proposed amendments to the Articles of Association as set forth in Appendix IV to the Circular, the adoption of the amended and restated Articles of Association with effect from the date of listing of the RMB Shares on the main board of the Shanghai Stock Exchange, and to authorise any Director or officer of the Company to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to this special resolution.

*	The full texts of the resolutions are set out in the EGM notice which is included in the Circular.

Notes:

1.	If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you. In view of the ongoing COVID-19 pandemic, you are encouraged to appoint the chairman of the meeting as proxy to attend and vote on your behalf at the EGM of the Company (or any adjournment thereof).

2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.	This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one of the joint shareholders may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK (✔) IN THE BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK (✔) IN THE BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of the resolution will entitle your proxy to cast your vote in respect of the resolution at his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than the one referred to in the EGM notice convening the meeting.

6.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s Hong Kong registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting in person if you so wish. In such an event, this proxy form shall be deemed to be revoked.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.